

05067418



Parker
anything possible

PARKER HANNIFIN CORPORATION ANNUAL REPORT 2005

SOLID FOUNDATION/PROFITABLE GROWTH


8 BILLION IN SALES

Parker achieved all-time-record sales in fiscal year 2005. Sales increased 17 percent year over year.

8 PRODUCT GROUPS

Parker's eight-group structure keeps us close to our customers. This way, we understand their requirements and can give them the best possible motion and control solution.

110 DIVISIONS

Each of our 110 divisions has its own profit and loss statement, which means we have a small-company environment with big-company impact.

[illegible] WORLDWIDE

Parker operates 263 manufacturing plants and 208 administrative and sales offices, company stores, and warehouses around the world.

50,000 EMPLOYEES

50,000 employees, located in 48 countries, all rallying around Parker's Win strategy, and delivering exceptional results.

8,200 DISTRIBUTORS

Parker has the largest distribution network in the motion and control industry, with nearly 8,200 distributors located in 87 countries.

1,200 MARKETS

Parker serves hundreds of markets in industrial, commercial, mobile and aerospace applications, making us well diversified and less affected by economic cycles.

400,000 CUSTOMERS

Customers around the globe rely on Parker engineered motion and control solutions.

800,000 PRODUCTS

800,000 products covering hydraulic, pneumatic and electromechanical applications. Parker has the most comprehensive product offering in the motion and control industry.

We hope the key message you will take away from the cover of our annual report is this: Parker is a fundamentally solid company with a foundation to achieve profitable, breakaway growth.

Thank you for your interest in our company. We hope you will enjoy reading this report.




SEC MAIL PROCESSING
RECEIVED
SEP 29 2005
WASH, D.C. 185 SECTION



growth through





The Year In Review



FOR THE YEARS ENDED JUNE 30, (dollars in thousands, except per share data)	2005	2004	2003
OPERATING DATA			
Net sales	$ 8,215,095	$ 6,998,761	$ 6,311,693
Gross profit	1,706,984	1,326,467	1,065,276
Net income	604,692	345,783	196,272
Net cash provided by operating activities	871,815	649,484	557,562
Net cash (used in) investing activities	(564,560)	(270,261)	(136,404)
Net cash (used in) financing activities	(137,538)	(448,491)	(222,163)
PER SHARE DATA			
Diluted earnings per share	$ 5.02	$ 2.91	$ 1.68
Dividends	.78	.76	.74
Book value	28.14	25.24	21.63
RATIOS			
Return on sales	7.4%	4.9%	3.1%
Return on average assets	9.2	5.7	3.3
Return on average equity	19.1	12.6	7.7
Debt to debt-equity	22.5	24.9	35.6
OTHER			
Number of shareholders	54,632	54,683	51,154
Number of employees	50,638	48,099	46,449

NET SALES
Millions of Dollars


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
00
01
02
03
04
05

NET INCOME
Millions of Dollars


560
490
420
350
280
210
140
70
00
01
02
03
04
05

CASH FLOWS FROM OPERATING ACTIVITIES
Millions of Dollars


800
700
600
500
400
300
200
100
00
01
02
03
04
05

AVERAGE SALES/EMPLOYEE
Thousands of Dollars


160
140
120
100
80
60
40
20
00
01
02
03
04
05



Nick Vande Steeg, President and Chief Operating Officer, and **Don Washkewicz**, Chairman of the Board and Chief Executive Officer.

To Our Shareholders

Parker Hannifin, deploying the Win strategy, enjoyed a phenomenal year of growth in fiscal 2005. Moreover, we are well positioned for another record year in 2006. We are securely rooted in a solid foundation that allows our company to thrive, and we have great opportunities to reach and grow.

The strength of the oak tree on the cover of this annual report is a fitting symbol for Parker as we embark on fiscal year 2006. The strong root system that flourishes below ground is akin to the assets that support Parker and allow us to grow in an ever-changing economic landscape. These assets include deep customer relationships and market knowledge; unmatched engineering expertise, product depth, and customer service; an unrivaled global distribution network; and a nimble, decentralized organization led by a management team that remains focused on creating sustainable, profitable growth.

Just as an imposing tree stands out with its growing branches, so, too, does Parker, due to the things that differentiate us within our industry and produce unique growth opportunities year after year. Our return on invested capital (ROIC) ranks in the top quartile relative to our peers. Our global presence provides us with a market platform for growth and our cash generation affords us the financial leverage to execute our Win strategy. The rapid growth trajectories of many of our markets ensure a steady stream of new opportunities, especially in developing countries where improving living standards are fueling demand for all of our technologies.

Harvesting Growth

Parker achieved record results in fiscal year 2005:

- Sales climbed to $8.2 billion, an increase of 17 percent over 2004.
- Income from continuing operations increased to $548 million, or $4.55 per diluted share, compared with $336 million, or $2.82 per diluted share, a year ago.
- Cash flow from operations grew much stronger too, reaching $872 million, or 10.6 percent of sales.

This performance is only the most recent demonstration of a pattern of sustainable growth. Consider that in 2005:

- We increased our annual dividend for the 49th consecutive year – one of the longest track records of dividend increases among the Standard & Poor's 500.
- Our share of the approximately $50 billion motion and control market climbed again last year – a noteworthy accomplishment.

Growth Through Talented Leadership

To continue to drive growth, we made the following management changes in fiscal 2005:

BOARD OF DIRECTORS

- Parker Chief Executive Officer **Donald Washkewicz** was named Chairman of the Board in October 2004, succeeding **Duane Collins,** who continues to serve as a member of the Board.
- Parker Chief Operating Officer **Nickolas Vande Steeg** was elected President and Director in August 2004.
- **Joseph Scaminace**, President and Chief Executive Officer of OM Group, Inc., was added to the Board in October 2004. He replaced **John Breen,** former Chairman and CEO of The Sherwin-Williams Company, who retired from Parker's Board in October 2004. We thank him for his 25 years of outstanding, dedicated service.
- **Markos Tambakeras**, Chairman, President and Chief Executive Officer of Kennametal, Inc., joined the Board in April 2005.

CORPORATE OFFICERS

The Board of Directors elected two corporate officers during the year:

- **Daniel Serbin** was promoted to Corporate Vice President of Human Resources in May 2005.
- **Thomas Williams** was promoted to Corporate Vice President and President of the Instrumentation Group in March 2005.

Another Year of Strong Acquisitions

We welcomed the following companies to the Parker family in fiscal 2005:

- **Sporlan Valve Company** – Greatly enhances our position in refrigeration and air conditioning worldwide.
- **Acadia Elastomers** and **Advanced Products** – Grows our leading position in sealing technology.
- **Trilogy Systems** and **Bayside Controls** – Enhances our electromechanical technology offering and increases our systems capabilities.
- **Mechatronic Systems** – Adds important intellectual property to our aerospace business.
- **Kuiken Hytrans BV** – Hydraulic distribution and service assets of this long-time Parker distributor in the Netherlands allow us to better serve our truck and mobile market customers.
- **Markwel Hose Products** – Grows our presence in one of the world's explosive economic growth markets, India.
- **Hanil Hydraulics** – Korean-based valve maker expands our manufacturing capabilities in Asia.
- **Tianjin Tejing Hydraulics Company, Ltd.** – Joint venture to produce hydraulic components and systems in China further expands our Asian presence.

As these results attest, Parker's Win strategy is working.

Our Win Strategy Takes Root

To ensure that we continue to reap the growth opportunities before us, we have remained diligent in our execution of the strategy that we launched four years ago. Our Win strategy outlines specific, measurable initiatives for delivering on our top three goals: *premier customer service, financial performance* and *profitable growth.*

Premier customer service is one outgrowth of a decentralized business model that enables us to stay close to our customers, anticipating their needs and providing solutions with a speed and agility common to much smaller organizations. Balancing the autonomy given to our 110 divisions is a high level of accountability for results.

We get close to customers by being physically present to serve them. As we expand globally, we provide operations, sales and services wherever our customers are located. Thus, due to acquisitions and organizational change, we are operating in 19 more locations than we did in 2004. The results speak for themselves: In 2005, sales from our International Industrial Segment reached an all-time high of $2.4 billion, an increase of nearly 22 percent over 2004.

To our customers, premier service depends partly upon the delivery of quality parts on time. Our efforts in lean manufacturing and our ability to shrink throughput time have positioned us to deliver products to customers throughout the economic cycle.

Financial performance, like all our Win goals, is the responsibility of every unit of our worldwide organization. Our lean manufacturing initiative, for example, has become an integral part of the Parker culture, driving continuous improvement not only on the factory floor, but in our offices, stores and warehouses, as well. Since we started our lean journey, our employees have worked hard to find ways to increase their productivity, working smarter and more efficiently. As a result, sales dollars per employee improved significantly in 2005.

Our strategic procurement initiative has moved into phase two. To sustain what we have accomplished and accelerate our progress, we are working to build a discipline of continuous improvement within our supply base. Our suppliers have themselves submitted over 3,500 ideas, worth millions of dollars in savings potential. Concurrently, strategic pricing is helping us capture Parker's value and retain it on the bottom line.

Branching Out Through Our Win Strategy

Profitable growth, the third leg of our Win strategy, taps into a number of Parker's outstanding strengths: our customer-facing distribution network, our capabilities as a strategic acquirer, our focus on innovation, and systems solutions.

Parker distributors constitute a web of customer touch points covering 87 countries and extending our entrepreneurial culture worldwide. This 8,200-company-strong network ensures that customers have same- or next-day access to local technical support and Parker's high-quality products in the exact quantities desired. Our distributors are the local face of Parker, furnishing customers with the engineering and systems support they need, as well as managing inventory. They provide us with a huge, profitable channel to market and a distinct competitive advantage. Their loyalty and dedication are priceless.

Acquisitions also extend our reach. We made good use of our strong cash flow in fiscal 2005 by acquiring nine businesses and entering into important joint ventures in China and Singapore. These acquisitions added revenues of $410 million, a 5.9 percent increase in annual sales over the year before. Our goal is to grow sales 10 percent annually, with half coming from acquisitions and half from organic growth. Investing in the growth of our business is the best use of our cash.

With our 2005 acquisitions, we expanded our refrigeration, sealing, aerospace and electromechanical technologies and broadened our global presence in Asia. Of particular note among these acquisitions is market leader Sporlan Valve Company, which enhances our global position in refrigeration and air conditioning. Also, we added Acadia Elastomers to the Parker family, which advances our leading position in sealing technology.

During the year, we also have taken moves to focus on our core strengths by divesting the remainder of our Wynn Oil business.

Seeds of Growth

Innovation, which we define as anticipating the unarticulated needs of our customers, is another core element of the *profitable growth* component of our Win strategy; accordingly, we have substantially increased our investment in new product development, appointing new senior leaders across our business to focus on driving innovation and new products. In 2005, we launched a disciplined process designed to assess the viability of innovative product ideas. We call this initiative Winovation.

Winovation

Winovation is our formal business system to drive excellence in product commercialization, promote collaboration among our eight business groups and 110 divisions, and produce strategic new products that align with the Win strategy. This disciplined, focused approach is similar to the techniques we apply to drive operational excellence. Winovation is bolstered by the creative strength of the engineers across our organization.

Yet another pillar of profitable growth is systems solutions, through which we combine the entire universe of Parker products – from hoses to fittings to pumps, valves, cylinders and everything in between – to provide our customers with total Parker engineered solutions. In 2005, we added to our systems portfolio:


Parker's Win Strategy
Vision
The #1 Motion & Control Company
Goals
#1 Premier Customer Service
Financial Performance
Profitable Growth
STRATEGIES
◇ Delivery of Quality Products on Time
◇ Value Added Services
◇ Best Systems - PHconnect
◇ Suppliers: Strategic Procurement
◇ Operations: Lean
◇ Customers: Strategic Pricing
◇ European Initiatives
Internal
Acquisitions
Globalization
◇ Innovative Products
◇ Systems Solutions
◇ Strong Distribution
Parker
Empowered Employees

- We were awarded the hydraulic subsystem for the new Boeing 787 Dreamliner passenger jet, as well as individual components on the airframe and GE and Rolls-Royce candidate engines. The value of the award for Parker, including both original equipment and aftermarket spares and repair, has the potential to surpass $1 billion over the life of the program. And Parker provides systems for other significant aircraft programs, ranging from the fuel, hydraulic, and flight control systems for the Embraer 170/190, to the fuel measurement and management system for the Airbus A340-500/600.

- Parker's IQAN electronic control system is integrating more than 200 controls on Taylor's Rubber Tire Gantry Crane for smooth, proportional control of container loading and unloading. The crane is also equipped with Parker onboard diagnostics and electronic and hydraulic safety interlocks.

Anchoring our Win strategy are 50,000 remarkable, loyal employees, the empowered force behind our Win strategy that drove our performance to even higher levels. Our people around the world were at the heart of Parker's success in 2005. Each year Parker people dedicate themselves to finding ways to work smarter, adding to our long legacy of sustainable growth and propelling our forward momentum.

Aspiring to New Heights

We have a keen focus on our customers. We have operational excellence. We have a strong global presence. We have the most comprehensive product offering, the most innovative technologies and the most knowledgeable engineering in the motion and control industry. We have unequaled distribution. We have an entrepreneurial culture that can drive innovation. We have the ability and financial strength to acquire and grow businesses, and a track record of success delivering top-quartile ROIC. Most importantly, we have the industry's most talented employees, who are relentless in their drive to grow Parker profitably.

Our success hinges as well on the continuing support of our shareholders, who trust us to be prudent stewards of their investments, and our customers, who grant us the opportunity to serve them with our industry-leading technologies. In return, we pledge to remain dedicated to profitable growth not only next year, but in the long term as well.

Donald E. Washkewicz
Chairman and Chief Executive Officer

Nickolas W. Vande Steeg
President and Chief Operating Officer



Our new hybrid systems are pushing the boundaries of conventional engineering. Parker's pneumatic, electromechanical and hydraulic technologies come together with our connectors to provide a unique system for specialty metal forming and welding machines used in the manufacture of automobiles, motorcycles, and other recreational vehicles.

INNOVATION



Moving into fiscal 2006, we are placing an even greater emphasis on innovation. To support our strategy, we launched Winovation, a standardized approach that guides product development and commercialization. Winovation drives excellence by leveraging Parker's engineering expertise and immense breadth of product to create breakthrough products, processes and services that anticipate, rather than react, to market needs.

Products and systems with smart electronics for diagnostic feedback are communicating better than ever, and with less wiring, to provide instant, comprehensive feedback to equipment operators.

We're adapting our technology platforms to major markets such as life sciences, energy, oil & gas, factory automation, refrigeration, marine and many more, combining what we know in new ways to better serve these markets. We're listening to our customers and learning more about their industries to provide solutions for next-generation breakthroughs.

RAJ DIRECTOR, INNOVATION AND ENGINEERING SYSTEMS

This year, Raj helped develop and launch Winovation, a standardized approach for product development and commercialization. By working with our divisions, we've been able to speed the development of new products for fast-growing markets and offer our customers more innovative solutions.



Aerospace

Our cooling technology is used to boost the computing power of mobile military computers by up to five times to facilitate remote intelligence capabilities.

Automation

We've invented the world's smallest motorized syringe assembly for high throughput autosamplers used in the life sciences market. By synchronizing adaptive fluidic and motion control systems, and by developing strategic partnerships, Parker is delivering pre-engineered solutions that improve precision, and dramatically increase productivity by four times for OEM leaders in the drug discovery process.

Hydraulics

Parker's next generation hydraulic pumps and motors are quieter, more compact, and more efficient. With our new H1A axial piston pump, we can now offer OEMs in the turf care and similar markets, a complete hydrostatic transmission.

WE'RE INNOVATING ALL OVER THE COMPANY. SOME OF OUR BEST 2005 INNOVATIONS:







Climate & Industrial Controls

Our electronic superheat control system provides temperature control, a wireless interface, a "smart defrost" function for added energy efficiency, and intelligent diagnostic capabilities to keep supermarket refrigeration systems running at optimal performance.

Filtration

Parker's innovative low-pressure fuel systems are getting smarter and lasting longer with new brushless pumps that optimize fuel flow during all engine cycles for agriculture equipment.

Fluid Connectors

We assist the oil & gas market with high-pressure capability hoses that provide greater flexibility and safe, economical handling of methanol used to force oil to the surface from sub-sea wells.

Instrumentation

Process industries extract and analyze pipeline samples to determine their composition and maximize production yields. The sample must then be disposed of properly to ensure environmental compliance. Parker's new vent master system promises to replace complex pumping systems while maintaining stable pressure and flow as the sample is analyzed and discharged through disposal points such as flares and incinerators.


VENT MASTER

Seal

With our ever-advancing materials and sealing processes, we provide tangible performance benefits in the most critical aerospace, fluid power, energy, oil & gas and transportation applications. Aggressive fluids, harsh chemicals, high-temperature, and high-pressure are no match for Parker's wide range of sealing systems.

Packaging

Parker provides complete technical and engineered systems for any packaging requirement. We deliver high-speed precision and custom solutions to customers around the world, no matter the industry.



Parker is uniquely positioned to service customers worldwide who are increasingly seeking motion and control systems. Not only does Parker have the most comprehensive breadth of product in the industry, but we also provide the engineering expertise in multiple technologies, including hydraulic, pneumatic, electromechanical, filtration, refrigeration and sealing. And Parker's capabilities and products will continue to expand as we make strategic acquisitions and continue our record growth.

SYSTEMS

Parker's Aerospace Capabilities

- Fuel Systems
- Hydraulic Systems
- Flight Control Systems
- Pneumatic Systems
- Inerting Systems





Automation

In ports around the world, Parker's IQAN electronic control systems integrate more than 200 controls on large gantry cranes, ensuring proportional control of container loading and unloading, as well as drastically increasing productivity. The cranes are also equipped with Parker onboard diagnostics and electronic and hydraulic systems.

Our goal is to grow sales 10 percent every year, with about half coming from acquisitions. At any given time, we are assessing dozens of potential acquisitions to add to our earnings and expand the value we bring to our customers, no matter where they are. We rigorously quantify the value offered by those companies we wish to make part of the Parker family.

ACQUISITIONS



Acquisition Goals

- Fit core business: motion and control
- High growth and profit potential
- Near-term synergies that benefit customers
- Bring smart or expanded technologies
- Provide global expansion opportunities
- Less cyclicality
- Good margins and return on equity
- Accretive within first full year of integration

Our purchase of Sporlan Valve Company is a great example of how Parker can assess and integrate an acquisition in ways that bring value to our shareholders.

PARKER BRINGS

- GLOBAL INFRASTRUCTURE
- AIR CONDITIONING MARKET STRENGTH
- MECHANICAL PRODUCTS
- STRONG OEM SALES
- EXCELLENCE IN SYSTEMS AND OPERATIONS
- GLOBAL DISTRIBUTION
- ENGINEERING EXPERTISE

SPORLAN BRINGS

- WORLDWIDE BRAND RECOGNITION
- REFRIGERATION MARKET STRENGTH
- ELECTRIC AND ELECTRONIC PRODUCTS
- STRENGTH IN AFTERMARKET DISTRIBUTION
- INNOVATION AND ENGINEERING



The material technology and dynamic seal solutions from **Advanced Products** and **Acadia Elastomers** has enabled us to expand our seal portfolio. We're now poised to offer ultra-high temperature sealing systems to meet the requirements of gas turbines and jet engines. And, we've increased our presence in several key markets including: energy, oil & gas, power generation, aerospace and chemical processing.

Our **Bayside** and **Trilogy Systems** acquisitions expanded our automation technology, giving us a space in high-tech industries, including the manufacturing of flat panels.



Global expansion is core to our strategy. Like our efforts in innovation and systems, our geographic footprint is customer-driven. We have grown globally by following our customers, establishing operations, sales and service worldwide. Parker's engineering expertise, breadth of products, and local presence is unrivaled.

In the coming years, we will continue to expand around the globe. We're particularly focused on growing in emerging economies like China and India, and where growth is robust, like Latin America and Eastern and Central Europe. We serve our customers where they need us to be, and actively participate in expansion by investing our profits back into the local economies, where we expect to grow together.

Three Gorges Dam in China depends on Parker products and systems in the construction phase of the dam, including hydraulics, condition monitoring units, hoses and connectors. Parker is also supplying complete drive and control systems for dredging vessels working on the Yangtze River and numerous ports to ensure safe navigation and enhance trade.

GLOBALIZATION

In Chile and Peru, Parker's hydraulic technologies are all over mining machines that process copper. The booming railway industry in Brazil relies on Parker's motion and control technologies. Air conditioning is becoming much more affordable and Parker's refrigeration technology is there to provide these "cool" comforts.





ADEMAR Human Resources Manager, Latin American Group

Our philosophy is to have a global presence with local management. In our Latin American Group, we're successfully serving our customers because of Ademar's knowledge of not only local culture, but Parker, too.





CALCULATING REAL VALUE FOR OUR CUSTOMERS

Understanding our customers' economic environment helps Parker provide premier customer service. This knowledge leads to innovative solutions that compete on total value. We're demonstrating that value to our customers by calculating the cost of ownership of an engineered system versus traditional methods.

For example, Parker's IntraFlow™ system (pictured left) saves customers an estimated 30 percent over current installations when considering costs such as layout, fabrication and lab space.

CUSTOMER SERVICE

At Parker, achieving premier customer service is a job never finished. We are doing more for our customers than ever before. Globally, Parker has localized service to provide fast, hassle-free response and on-site support. We're staying close to our customers, engineering new designs and integrating systems to help them become more profitable. We are committed to delivering our products on-time. Every Parker division is measured on monthly service metrics, and we continue to improve and are consistently exceeding our on-time delivery goal.





GUY Operations Team Leader, Control Systems Division

An urgent request came in from a defense customer. The 11-month hardware quote they received from a supplier would not support the military mission for which it was intended. Parker used alternate facilities to manufacture the hardware in six weeks. The need was met and Parker secured a contract with the customer valued at $55 million annually.

MADELYN Customer Service Center Supervisor, North America

More than 21,000 inquiries come in to Parker's customer service centers each month. Our dedicated teams in North America and Europe diligently answer each, whether it's a question about where to purchase Parker products, cross referencing a competitive part or a catalog request. The goal is always the same – provide premier customer service.

MARGARET Retail Marketing Projects Manager

As an extension of the Parker brand, our distributors add value for our customers, providing fast and efficient service. Margaret helps ensure a wide range of Parker product is offered at the stores so customers' needs can be met immediately.




rvice
Service
24 HOURS
336-0473
Parker

Parker's worldwide mobile service program is saving customers' critical downtime. If a customer experiences a failure in the plant or on a job site, our mobile service vans drive to the customer to diagnose and solve the problem on-site. The vans carry an inventory of Parker product and can quickly get our customers up and running again with minimal downtime.

DISTRIBUTION

Parker's distributor network is the envy of the industry. Our 8,200 distributors help us better serve our customers, offering value added services such as design, fabrication and installation, as well as managing the entire bill of materials. Today, distributors are offering a broader range of Parker products, and that offering will continue to expand as we make acquisitions and develop innovative products that meet the growing needs of our customers.

ON THE ROAD

Around the world, we're taking our technology and engineering expertise directly to customers. Teaming with our distributors, Parker's "trade shows on wheels" visit customer sites demonstrating new technologies and hosting training classes. The on-site visits allow us to spend more time with current customers, as well as to reach new ones. The first truck began touring the United Kingdom in 2002, and the program has since grown to include several Parker trucks on tour in Europe, Latin America and the United States.

ENTERTAINING MORE THAN 40,000 WORLDWIDE CUSTOMERS AND POTENTIAL CUSTOMERS PER YEAR

Parker's robust integrated management system is driving a spirit of accountability and results, aligning employee and division goals with the goals that drive shareholder value. It starts with strategy deployment, which is linked to employees' personal performance plans and is coupled with a talent assessment and development tool, ensuring the right people are in the right jobs and empowering employees to drive growth. The thread that ties everything together is the incentive system, which for almost every employee is based on the company's return on net assets performance.

EMPLOYEES

ROB Manufacturing Technician, Brass Products Division

Rob experienced the difficulties of manually loading screw machines early in his career at Parker. Knowing the benefits that the commercially manufactured automatic bar loaders offered, he was convinced that he could design and build a simplified version using Parker products. Rob consulted with division engineers and experienced setup operators to perfect and build his design. The idea was inexpensive to build, reduced physical stress on the operators, and reduced bar loading time by approximately two minutes per load. Rob's design has been installed on 18 machines at his division, saving more than $100,000 annually.



SANDY Corporate Technology Liaison Manager

As one of more than 2,000 engineers at Parker, Sandy has the opportunity to truly make a difference for our customers, anticipating their unarticulated needs. Parker engineers are rallying around Winovation, driving profitable growth through new product development and commercialization.

FINANCIAL STRENGTH

Parker's Win strategy is driving financial results to a much higher level. We're gaining traction and achieving new records in the company. In the coming years, we have tremendous opportunities for growth and the financial capacity to invest.

As we continue to execute our Win strategy – delivering on our top three goals of premier customer service, financial performance and profitable growth – we will maintain our position as the global leader in motion and control, and at the same time build an organization that produces sustained great results and value creation for our shareholders, prospering long into the future.

OUR NORTH BY NORTHWEST GOAL



20
16
12
8
4
0
% OF RETURN ON SALES
.50
.60
.70
.80
NET ASSETS/SALES
05
00
01
04
03
02

This chart combines two important financial measures: operating margin and net assets/sales. The corporate goal helps divisions focus on controlling costs and assets while growing sales. The quickest way to get above the line is to move "north by northwest." Inside Parker, this value-minded model is the performance measure that ensures we're realizing our full profit potential.

PARKER ROIC VERSUS PEERS' ROIC



23.49%
21.72%
21.61%
PARKER 21.26%
20.94%
20.66%
20.39%
19.14%
18.87%
16.44%
16.34%
15.39%
14.13%
13.78%
13.68%
13.64%
12.41%
12.26%
10.78%
9.65%
7.55%
2.25%
0%
5%
10%
15%
20%
25%
RETURN ON INVESTED CAPITAL %
PARKER HANNIFIN
PEERS

RETURN ON INVESTED CAPITAL IS DEFINED AS: EARNINGS BEFORE INTEREST AND TAXES (EBIT) DIVIDED BY AVERAGE CAPITAL (AVERAGE OF DEBT AND EQUITY AT BEGINNING AND END OF FISCAL YEAR). THE INFORMATION FOR PARKER AND ITS PEERS IS BASED ON THE LAST COMPLETED FISCAL YEAR OF EACH COMPANY.







I N M E M O R I A M

PATRICK S. PARKER

OCTOBER 16, 1929 – JULY 6, 2005

We dedicate this page to Patrick Streeter Parker, Chairman Emeritus, son of founder Arthur Parker, who died peacefully surrounded by family at home on July 6. He was 75.

Under his direction, Parker Hannifin grew substantially in size, global reach and product breadth: From the '60s through the '90s, he guided the company's expansion into a wide array of hydraulic, pneumatic and electromechanical products solidifying its position as the global leader in motion and control technologies.

Pat, to everyone who ever met him, was a man of influence, integrity and warmth with a life-long enthusiasm for innovators and their inventions. Pat touched the lives of many throughout the company and within the community. He will be deeply missed.

Pat's working career, with the exception of three years he served as a Naval Officer, was spent at the company. He joked that his jobs included foundry laborer, machinist, lift truck driver, accountant, product line manager, sales manager, operations manager, war asset liquidator, as well as President, CEO, and Chairman of the Board. He leaves the legacy of an entrepreneurial spirit, inquisitive mind, ethic of hard work and philanthropy, and ability to embrace fun.

He joined the Board of Directors in 1960, was elected President in 1968, and served as Chief Executive Officer from 1971 through 1983. He was named Chairman in 1977, a position he retired from in 1999.

Pat was one of the first U.S. manufacturing leaders to embrace employee empowerment and continuous improvement. In the '60s, he sought the advice of noted quality experts and then personally sponsored the company's first continuous improvement program. In addition to his business acumen, Pat was an avid skier and sailor, who was instrumental in outfitting America's Cup yachts with Parker hydraulics. Even in retirement, Pat led a busy life, seeking new applications for the company's technologies such as in fuel cells and marine markets.

A special memorial tribute to Pat is planned in conjunction with the annual meeting on October 26, 2005 to recognize his many contributions to the Company, community, and countless individuals.







FINANCIAL REVIEW

FIVE-YEAR COMPOUND SALES GROWTH
— Goal: 10%


15.0%
10.0%
5.0%
01
02
03
04
05

RETURN ON SALES
— Goal: 6%


9.0%
6.0%
3.0%
01
02
03
04
05

AVERAGE ASSETS/ SALES
— Goal: $.70


$1.20
$.80
$.40
01
02
03
04
05

RETURN ON AVERAGE EQUITY
— Goal: 15.0%


24.0%
16.0%
8.0%
01
02
03
04
05

DIVIDEND PAYOUT RATIO
— Goal: 25.0%


75.0%
50.0%
25.0%
01
02
03
04
05

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

The Company is a leading worldwide diversified manufacturer of motion control technologies and systems, providing precision engineered solutions for a wide variety of commercial, mobile, industrial and aerospace markets.

The Company's order rates are highly indicative of the Company's future revenues and thus a key metric for future performance. The Company publishes its order rates on a monthly basis. The lead time between the time an order is received and revenue is realized can range from one day to 12 weeks for commercial, mobile and industrial orders and three to 18 months for aerospace orders. The Company believes the leading economic indicators of these markets that have a strong correlation to the Company's future order rates are the Institute of Supply Management (ISM) index of manufacturing activity with respect to commercial, mobile and industrial markets and aircraft miles flown, revenue passenger miles and Department of Defense spending for aerospace markets. An ISM index above 50 indicates that the manufacturing economy is expanding resulting in the expectation that the Company's order rates in the commercial, mobile and industrial markets should be positive year-over-year. The ISM index at the end of fiscal 2005 was 53.8 compared to 61.2 at the end of June 2004. With respect to the aerospace market, aircraft miles flown and revenue passenger miles have shown improvement over comparable fiscal 2004 levels and the Company expects continued improvement in 2006. The Company anticipates that Department of Defense spending will remain at its current level or be up slightly in the near term. The Company also believes that there is a high correlation between interest rates and Industrial manufacturing activity. The Federal Reserve raised the federal funds rate nine times during fiscal 2005. Additional increases in interest rates could have a negative impact on industrial production thereby lowering future order rates.

The Company's major opportunities for growth are as follows:

- Leverage the Company's broad product line with customers desiring to consolidate their vendor base and outsource engineering,
- Marketing systems solutions for customer applications,
- Expand the Company's business presence outside of North America,
- New product introductions, including those resulting from the Company's innovation initiatives, and
- Strategic acquisitions.

The financial condition of the Company remains strong as evidenced by the continued generation of substantial cash flows from operations, a debt to debt-equity ratio of 22.5 percent, ample borrowing capabilities and strong short-term credit ratings. Cash flows from operations in 2005 were $872 million, or 10.6 percent of sales. This record amount of cash flow was achieved even though the Company made discretionary contributions to its retirement and benefits plans of $83 million.

Many acquisition opportunities remain available to the Company within its target markets. During fiscal 2005, the Company completed 10 acquisitions with combined annual revenues of approximately $410 million. Acquisitions will continue to be considered from time to time to the extent there is a strong strategic fit, while at the same time, maintaining the Company's strong financial position. The Company will also continue to assess the strategic fit of its existing businesses and initiate efforts to divest businesses that are not considered to be a good long-term fit for the Company, as evidenced by the divestiture of the Wynn's automotive chemical business unit in fiscal 2005.

Current challenges facing the Company include maintaining premier customer service levels while benefiting from strong customer demand, successfully matching price increases to raw material price increases and the rising expenses related to insurance and employee retirement and health care benefits. The Company has implemented a number of strategic financial performance initiatives relating to growth and margin improvement in order to meet these challenges, including strategic procurement, strategic pricing, lean manufacturing and business realignments.

The discussion below is structured to separately discuss each of the financial statements presented on pages 24 to 27. All year references are to fiscal years.

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company's operating performance over the last three fiscal years.

(millions)	2005	2004	2003
Net sales	**$ 8,215**	$ 6,999	$6,312
Gross profit margin	**20.8%**	19.0%	16.9%
Selling, general and administrative expenses	**$ 872**	$ 776	$ 695
Goodwill impairment loss		1	
Interest expense	**67**	73	81
Other expense (income), net	**7**	(1)	(3)
Loss (gain) on disposal of assets	**4**	(2)	4
Effective tax rate from continuing operations	**27.6%**	30.0%	33.4%
Income from continuing operations	**$ 548**	$ 336	$ 192
Income from continuing operations, as a percent of sales	**6.7%**	4.8%	3.0%
Discontinued operations	**$ 57**	$ 10	$ 4
Net income	**$ 605**	$ 346	$ 196

NET SALES in 2005 were 17.4 percent higher than 2004. The increase in sales in 2005 primarily reflects higher volume experienced throughout all of the Company's segments, especially in the Industrial North American and Industrial International operations. Acquisitions completed within the last 12 months contributed about one-third of the sales increase and the effect of currency rate changes contributed about 15 percent of the sales increase.

Net sales in 2004 were 10.9 percent higher than 2003. The increase in sales in 2004 primarily reflects higher volume experienced in the Industrial North American and Industrial International operations. Sales in the Aerospace operations and Climate & Industrial Controls Segment increased slightly during 2004. The effects of acquisitions completed in 2004 and currency-rate changes also contributed to the sales increase.

During 2005, the Company experienced strong business conditions in most of the markets that the Industrial North American businesses serve. The Company anticipates that business conditions will continue to be strong into 2006 translating into sales growth in the mid-single-digit range with operating margin increasing in proportion to the sales increase. Sales in the Industrial International operations are expected to increase approximately 10 percent with a corresponding low double-digit percentage increase in operating margin. The Industrial International sales and operating margin improvement is expected in Europe and the Asia Pacific region. Aerospace operations sales are expected to increase in the mid-single-digit range with operating margins remaining at or slightly below their 2005 level. The Climate & Industrial Controls operations are expected to experience improved economic conditions in 2006 resulting in double-digit sales growth and a corresponding double-digit operating margin percentage improvement.

GROSS PROFIT MARGIN was higher in 2005 as a result of the increased sales volume, most notably in the Industrial Segment. The higher margins in both 2005 and 2004 reflect the effects of the Company's financial performance initiatives, resulting in better manufacturing utilization levels. Current-year acquisitions, not yet fully integrated, negatively affected the current-year gross margin.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES increased 12.3 percent in 2005 due to higher expenses associated with employee benefit and performance-based compensation plans as well as an increase in professional fees.

GOODWILL IMPAIRMENT loss in 2004 resulted from the Company's goodwill impairment test required to be performed under the provisions of SFAS No. 142. No impairment loss was required to be recognized in 2005 or 2003.

INTEREST EXPENSE declined in both 2005 and 2004 as a result of lower average debt outstanding. Interest expense in 2004 included expenses associated with renewing the Company's revolving credit agreement.

LOSS (GAIN) ON DISPOSAL OF ASSETS includes property, plant and equipment disposals, divestitures of businesses and asset impairments and other miscellaneous asset adjustments.

(millions)	2005	2004	2003
Property, plant and equipment disposals	**$ 3**	$ 2	$4
Divestitures		(9)	(5)
Asset adjustments	**1**	5	5

See Note 2 on page 30 for a discussion of divestitures. See Notes 1 and 3 on pages 29 and 31, respectively, for a discussion of asset adjustments.

EFFECTIVE TAX RATE FROM CONTINUING OPERATIONS in 2005 was lower primarily due to a favorable ruling obtained from the Internal Revenue Service regarding research and development tax credits as well as the effect of tax planning initiatives related to recent acquisitions. The lower rate in 2004 was due primarily to the net effect of both the completion of tax planning initiatives that generated a capital loss that was used to offset capital gains in the current and prior years and the settlement of an IRS audit.

INCOME FROM CONTINUING OPERATIONS – In addition to the individual income statement items discussed above, net income in 2005 and 2004 was adversely affected by an additional expense of approximately $11 million and $28 million, respectively, related to domestic qualified defined benefit plans. The increase in expense associated with the Company's domestic qualified defined benefit plans results primarily from higher amortization of prior years' actuarial losses. Net income in 2006 is expected to be adversely affected by an additional $18 million in excess of the 2005 expense for domestic qualified defined benefit plans. The increase in pension expense in 2006 is primarily due to a reduction in the discount rate from 6.25 percent to 5.25 percent and higher expense from amortization of prior years' actuarial losses.

DISCONTINUED OPERATIONS represents the operating results and related gain on the sale, net of tax, of the Wynn's automotive chemical business unit which was divested in December 2004. The divested business unit developed and manufactured chemical car care products and maintenance equipment.

OTHER COMPREHENSIVE INCOME (LOSS) – Items included in other comprehensive income (loss) are gains and losses that under generally accepted accounting principles are recorded directly into stockholders' equity. The following are the Company's items of other comprehensive income (loss):

(millions)	2005	2004	2003
Foreign currency translation	**$13**	$ 34	$ 99
Unrealized (losses) gains on marketable equity securities	**(11)**	5	
Minimum pension liability	**(154)**	95	(297)
Unrealized (loss) on cash flow hedges	**(7)**		

The change in foreign currency translation in 2005 and 2004 resulted from the strengthening of the U.S. dollar against most other currencies. The minimum pension liability was recorded in comprehensive income in accordance with the requirements of SFAS No. 87 (see Note 10 on page 34 for further discussion). See page 22 for further discussion of the unrealized (loss) on cash flow hedges.

Discussion of Business Segment Information

The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making. See Note 1 on page 28 for a description of the Company's reportable business segments.

INDUSTRIAL SEGMENT

(millions)	2005	2004	2003
Sales			
North America	**$ 3,517**	$ 3,017	$ 2,768
International	**2,398**	1,970	1,583
Operating income			
North America	**468**	291	142
International	**267**	160	96
Operating income as a percent of sales			
North America	**13.3%**	9.6%	5.1%
International	**11.1%**	8.1%	6.1%
Backlog	**$ 944**	$ 840	$ 602
Assets	**4,714**	4,277	3,914
Return on average assets	**10.4%**	7.1%	3.7%

Sales in 2005 for the Industrial North American operations were 16.6 percent higher than 2004 following a 9.0 percent increase from 2003 to 2004. The increase in sales in 2005 was primarily due to acquisitions as well as higher end-user demand experienced in virtually all markets, with the largest increases in heavy-duty truck, construction, agriculture and mobile equipment. The sales increase from 2003 to 2004 was also primarily due to higher end-user demand experienced in the heavy-duty truck, construction and agriculture markets.

Sales in the Industrial International operations increased 21.8 percent in 2005 following an increase of 24.4 percent from 2003 to 2004. The increase in sales in 2005 was primarily due to higher volume across most markets in Europe, Latin America and the Asia Pacific region. Acquisitions completed in 2005 and the effect of foreign currency rate changes each contributed about 30 percent of the sales increase. The sales increase from 2003 to 2004 was primarily due to higher volume experienced in the Latin America and Asia Pacific region as well as the effect of foreign currency rate changes and acquisitions completed in 2004.

The higher Industrial North American operating margins in 2005 and 2004 were primarily due to the increased sales volume as well as operating efficiencies. The operating efficiencies reflect the benefits of past business realignment activities as well as the implementation of financial performance initiatives. Acquisitions, not yet fully integrated, negatively impacted margins in both 2005 and 2004. Included in Industrial North American operating income in 2005, 2004 and 2003 are business realignment charges of $3.7 million, $9.1 million and $8.3 million, respectively. The business realignment charges resulted from actions the Company took to structure the Industrial North American operations to operate in their then current economic environment and primarily consisted of severance costs and costs relating to the consolidation of manufacturing operations.

The Industrial International operating margin improvement in 2005 and 2004 was primarily due to the higher sales volume, especially in higher margin businesses, as well as the effects of the Company's financial performance initiatives, especially in Europe and the Asia Pacific region. Acquisitions, not fully integrated, negatively impacted margins in 2005. Operating income in 2005, 2004 and 2003 included $9.9 million, $4.5 million and $7.9 million, respectively, of business realignment charges that were taken to appropriately structure primarily the European operations.

Industrial Segment order rates were higher throughout 2005 as virtually all markets experienced continued strength in end-user demand. The Company expects order entry levels in 2006 in most markets of the Industrial North American operations to increase at the same pace as in 2005. Operating income in the Industrial North American operations is expected to increase as a result of the higher sales volume and continued implementation of the Company's financial performance initiatives. The Company expects the Industrial International operations to experience strong end-user demand resulting in higher sales with related improvements in operating margins. Operating margin improvements are primarily expected in the European operations and the Asia Pacific region while margins in the Latin American operations are expected to be down slightly. As part of the Company's financial performance initiatives, the recognition of additional business realignment charges may be required in 2006.

The increase in total Industrial Segment backlog from 2004 to 2005 is primarily due to acquisitions, which contributed one-half of the increase, as well as higher order rates in both the Industrial North American and Industrial International businesses. The increase in total Industrial Segment backlog from 2003 to 2004 is primarily due to higher order rates within most markets in both the Industrial North American and Industrial International businesses.

The increase in assets in 2005 was primarily due to current-year acquisitions and the effect of currency fluctuations partially offset by a decrease in property, plant and equipment. The increase in assets in 2004 was primarily due to current-year acquisitions and the effect of currency fluctuations.

Aerospace Segment

(millions)	2005	2004	2003
Sales	**$ 1,359**	$ 1,216	$ 1,183
Operating income	**199**	158	170
Operating income as a percent of sales	**14.7%**	13.0%	14.4%
Backlog	**$ 1,229**	$ 1,203	$ 1,043
Assets	**658**	635	664
Return on average assets	**30.8%**	24.3%	24.6%

Sales in 2005 increased 11.8 percent compared to an increase of 2.8 percent from 2003 to 2004. The increase in sales in 2005 reflects the continued recovery of the commercial airline industry, in both the original equipment manufacturer (OEM) and aftermarket markets, that began in late 2004 as well as continued strong demand in the military market. Sales in 2004 increased slightly primarily due to an upturn in commercial activity in late 2004 as well as higher volume in the military business throughout the year.

The higher margins in 2005 were primarily due to the higher sales volume as well as product mix partially offset by higher aircraft product liability insurance premiums. The continued implementation of the Company's financial performance initiatives also contributed to the margin improvement in 2005. The lower margins in 2004 were primarily due to higher costs associated with employee benefit plans and product liability insurance partially offset by higher commercial volume.

The slight increase in backlog in 2005 was primarily due to higher order rates in the commercial businesses being partially offset by lower order rates in the military business. The increase in backlog in 2004 was primarily due to higher order rates in both the commercial and military businesses. The upward trend in commercial order rates experienced in 2005 is expected to continue in 2006. Military order rates are expected to remain at their current level. Heavier commercial OEM volume in future product mix could result in lower margins.

The increase in assets in 2005 was primarily due to increases in accounts receivable and inventory partially offset by a decline in property, plant and equipment. The decline in assets in 2004 was primarily due to a decrease in inventory and property, plant and equipment partially offset by an increase in accounts receivable.

Climate & Industrial Controls Segment

(millions)	2005	2004	2003
Sales	**$ 794**	$ 671	$ 666
Operating income	**75**	72	63
Operating income as a percent of sales	**9.4%**	10.7%	9.5%
Backlog	**$ 131**	$ 122	$ 117
Assets	**696**	361	377
Return on average assets	**14.2%**	19.5%	16.6 %

Sales in 2005 increased 18.3 percent compared to a slight increase in sales from 2003 to 2004. The increase in sales in 2005 was the result of current-year acquisitions partially offset by lower end-user demand experienced in the automotive market. The increase in sales in 2004 was primarily the result of the effect of foreign currency exchange rates and higher end-user demand in the commercial refrigeration and air conditioning market. The lower margins in 2005 are primarily due to unfavorable overhead absorption levels and higher automotive platform set-up costs as compared to 2004. The higher margin in 2004 was primarily a result of the realization of benefits from business realignment actions.

During 2005, the Climate & Industrial Controls Segment experienced soft business conditions in the automotive market. An improvement in business conditions in the automotive market in 2006 along with a full year of operating results from acquisitions made in 2005 are expected to result in sales and operating margin percentage increases in the low double-digit range.

The increase in assets in 2005 was primarily due to current-year acquisitions. The decrease in assets in 2004 was due to a decline in inventory, accounts receivable and property, plant and equipment.

Other Segment

(millions)	2005	2004	2003
Sales	**$ 146**	$ 125	$ 111
Operating income	**18**	8	2
Operating income as a percent of sales	**12.6%**	6.5%	2.2%
Backlog	**$ 52**	$ 38	$ 38
Assets	**120**	116	125
Return on average assets	**15.6%**	6.8%	2.0%

The Other Segment consists of a business unit which designs and manufactures custom-engineered buildings. The Company has entered into a definitive agreement to sell this business unit. Finalization of the sale is subject to regulatory approval and other customary closing conditions and is expected to take place in the first quarter of fiscal 2006. The Company anticipates recognizing a gain on the sale of this business unit, substantially all of which is attributed to foreign currency translation adjustments.

The increase in sales in 2005 and 2004 was primarily due to the effect of foreign currency exchange rates as well as higher demand for custom engineered buildings. The increase in margins in 2005 and 2004 was primarily due to the higher sales volume.

The increase in assets in 2005 was primarily due to an increase in accounts receivable and inventory. The decrease in assets in 2004 is primarily due to a business divestiture partially offset by the effect of currency fluctuations.

CORPORATE assets decreased 15.9 percent in 2005 and 4.8 percent in 2004. The fluctuation in 2005 was primarily due to a decrease in accounts receivable and investments and net assets of discontinued operations and an increase in inventory reserves. The fluctuation in 2004 is primarily due to the level of cash and cash equivalents.

Discussion of Consolidated Balance Sheet

The Consolidated Balance Sheet shows the Company's financial position at year-end, compared with the previous year-end. This statement provides information to assist in assessing factors such as the Company's liquidity and financial resources.

(millions)	2005	2004
Accounts receivable	**$ 1,241**	$ 1,175
Inventories	**1,031**	976
Plant and equipment	**1,592**	1,586
Investments and other assets	**791**	798
Goodwill	**1,444**	1,178
Intangible assets, net	**240**	102
Accounts payable, trade	**584**	525
Shareholders' equity	**3,340**	2,982
Working capital	**$ 1,450**	$ 1,253
Current ratio	**2.09**	2.01

ACCOUNTS RECEIVABLE are primarily receivables due from customers for sales of product ($1,127.7 million at June 30, 2005 and $1,039.1 million at June 30, 2004). The current-year increase in accounts receivable is primarily due to acquisitions. Days sales outstanding relating to trade receivables for the Company decreased to 46 days in 2005 compared to 48 days in 2004.

INVENTORIES increased primarily due to acquisitions and the effect of currency rate changes partially offset by an increase in LIFO inventory reserves, which decreased total Inventories by $20.4 million in 2005. Days supply of inventory on hand decreased to 64 days in 2005 from 67 days in 2004.

PLANT AND EQUIPMENT, net of accumulated depreciation, increased slightly in 2005 as the effect of currency rate changes and current-year acquisitions were offset mostly by depreciation expense exceeding capital expenditures.

GOODWILL increased primarily as a result of current-year acquisitions.

INTANGIBLE ASSETS, NET consist primarily of patents, trademarks and customer lists. Intangible assets, net increased primarily due to current-year acquisitions.

ACCOUNTS PAYABLE, TRADE increased primarily due to current-year acquisitions.

ACCRUED PAYROLLS AND OTHER COMPENSATION increased to $268.1 million from $234.7 million primarily due to higher incentive compensation accruals.

ACCRUED DOMESTIC AND FOREIGN TAXES decreased to $105.8 million in 2005 from $123.0 million in 2004 primarily due to the timing of payment of estimated income taxes between 2004 and 2005.

PENSIONS AND OTHER POSTRETIREMENT BENEFITS increased 30.1 percent in 2005. The change in this amount is explained further in Note 10 to the Consolidated Financial Statements.

NET DEFERRED INCOME TAXES increased $71.0 million in 2005. The change in this amount is explained further in Note 4 to the Consolidated Financial Statements.

In June 2005, the State of Ohio enacted legislation creating a new gross receipts tax which replaces the Ohio franchise tax over a 5-year phase-in period. The gross receipts tax will be computed based on qualifying "taxable gross receipts" and will generally not consider any expenses or costs incurred to generate such receipts. As a result of the tax law change, deferred tax assets of $4.2 million were reversed in 2005 as no state tax benefit will be received when the liabilities become deductible.

OTHER LIABILITIES increased to $189.7 million in 2005 from $167.7 million in 2004 as a result of higher long-term incentive compensation accruals.

SHAREHOLDERS' EQUITY – The effect of currency rate changes during the year caused a $13.1 million increase in Shareholders' equity. These rate changes also caused increases in accounts receivable, inventories, plant and equipment and various accrual accounts.

Discussion of Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing and financing activities.

A summary of cash flows is as follows:

(millions)	2005	2004	2003
Cash provided by (used in):			
Operating activities	**$ 872**	$ 649	$ 557
Investing activities	**(565)**	(270)	(136)
Financing activities	**(138)**	(448)	(222)
Discontinued operations	**(19)**	13	(1)
Effect of exchange rates	**2**	(6)	1
Net increase (decrease) in cash and cash equivalents	**$ 152**	$ (62)	$ 199

CASH FLOWS FROM OPERATING ACTIVITIES – The increase in net cash provided by operating activities in 2005 was primarily the result of an increase in net income and a decrease in cash used by other assets partially offset by a decrease in working capital and net income from discontinued operations. Working capital decreased in 2005 primarily due to a decrease in cash flow provided from inventories, accounts payable and accrued domestic and foreign taxes, partially offset by accounts receivable. The decrease in cash used by other assets is primarily due to a decrease in qualified defined benefit plan assets and other investment assets.

CASH FLOWS USED IN INVESTING ACTIVITIES – The significant increase in the amount of cash used in investing activities in 2005 is attributable to an increase in acquisition activity partially offset by an increase in proceeds from the sale of businesses. Capital expenditures increased $16.4 million in 2005. The level of capital expenditures is expected to be approximately 3.5% of sales in 2006. Refer to Note 2 on page 30 for a summary of net assets of acquired companies at their respective acquisition dates.

CASH FLOWS FROM FINANCING ACTIVITIES – In 2005, the Company decreased its outstanding borrowings by a net total of $21.2 million compared to a decrease of $415.4 million in 2004. The substantial level of cash flow from operating activities allowed the Company to minimize the borrowings necessary to complete acquisitions in 2005 and 2004. Common share activity used cash of $23.7 million in 2005 compared to providing cash of $56.2 million in 2004 primarily due to a significant increase in the purchase of shares of the Company's common stock for treasury, partially offset by the exercise of stock options.

Excluded from Cash flows from financing activities are book overdrafts of $46.3 million, $33.4 million and $51.5 million in 2005, 2004 and 2003, respectively. These cash flows are included in Accounts payable, trade in Cash flows from operating activities. The book overdrafts result from a delay in sweeping cash from one bank to another and are settled the next business day; therefore, the book overdrafts are not considered bank borrowings by the Company.

The Company has the availability to issue securities with an aggregate initial offering price of $775 million under its universal shelf registration statement. Securities that may be issued under this shelf registration statement include debt securities, common stock, serial preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units.

The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. As one means of achieving this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-equity of 34 to 37 percent.

Debt to Debt-Equity Ratio (millions)	2005	2004
Debt	**$ 970**	$ 989
Debt & Equity	**4,311**	3,971
Ratio	**22.5%**	24.9%

The Company is currently exploring several acquisition opportunities and additional borrowings may be used to finance acquisitions completed in 2006.

Common share activity in 2005 primarily involves the exercise of stock options and the purchase of shares of the Company's common stock for treasury. The purchase of the Company's shares is done pursuant to a program to repurchase up to 1 million of the Company's common shares on the open market, at prevailing prices, including the systematic repurchase of no less than $10 million in common shares each fiscal quarter.

Dividends have been paid for 220 consecutive quarters, including a yearly increase in dividends for the last 49 fiscal years. The current annual dividend rate is $.80 per share.

As of June 30, 2005 the Company has committed lines of credit totaling $1,025 million through two multi-currency unsecured revolving credit agreements. The credit agreements support the Company's commercial paper note program, which is rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch, Inc. These ratings are considered investment grade. The revolving credit agreements contain provisions that increase the facility fee of the credit agreement in the event the Company's credit ratings are changed. A credit rating change would not limit the Company's ability to use the credit agreements nor would it accelerate the repayment of any outstanding borrowings.

The Company seeks to minimize its total cost of borrowing and therefore uses its commercial paper note program as its primary source of working capital liquidity. The primary alternative source of borrowing for working capital liquidity is the committed lines of credit, which typically bear a higher cost of borrowing.

The Company's revolving credit agreements and certain debt agreements contain certain financial and other covenants, the violation of which would limit or preclude the use of the agreements for future borrowings. The most restrictive financial covenant provides that the ratio of debt to total capitalization be less than 60 percent. As of June 30, 2005, the ratio of debt to total capitalization was 22.5 percent. The Company is in compliance with all covenants and expects to remain in compliance during the term of the agreements.

Based upon the Company's past performance and current expectations, management believes the cash flows generated from future operating activities should provide adequate funds to support internal growth and continued improvements in the Company's manufacturing facilities and equipment. The Company's worldwide financial capabilities may be used to support planned growth as needed.

CONTRACTUAL OBLIGATIONS – The Company is obligated to make future payments in fixed amounts primarily under long-term debt and various lease agreements. The following table summarizes the Company's fixed contractual obligations.

(in thousands)	Payments due by period				
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (Note 9)	$ 958,370	$ 19,946	$ 80,950	$ 53,176	$ 804,298
Interest on long-term debt	275,633	54,105	65,921	56,868	98,739
Operating leases (Note 9)	150,155	47,631	57,373	22,333	22,818
Retirement benefits (Note 10)	1,431,941	200,019	225,637	250,432	755,853
Total	$2,816,099	$321,701	$429,881	$382,809	$1,681,708

Quantitative and Qualitative Disclosures About Market Risk

The Company enters into forward exchange contracts and costless collar contracts to reduce its exposure to fluctuations in related foreign currencies. The total carrying and fair value of open contracts and any risk to the Company as a result of these arrangements is not material to the Company's financial position, liquidity or results of operations. The Company has entered into two interest rate swap agreements for a total notional amount of EUR 300 million. The swap agreements expire in November 2005 and effectively protect the Company against adverse interest rate changes in the EURO bond market and have been designated as a hedge against the Company's anticipated refinancing of its EURO Notes that are due in November 2005. The fair value of the interest rate swap agreements was a liability of approximately $12 million as of June 30, 2005, which has been recorded in the Consolidated Balance Sheet. The net payment or receipt under the swap agreements will be recognized as an adjustment to interest expense over the term of the EURO Notes anticipated to be issued in November 2005. A 100 basis point decrease in the EURO bond rates specified in the interest rate swap agreements would change the fair value of the swap agreements by approximately $24.1 million.

The Company's debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company's objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt existing at June 30, 2005 by approximately $0.3 million.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet arrangements with unconsolidated entities.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The policies discussed below are considered by management to be more critical than other policies because their application places the most significant demands on management's judgment.

REVENUE RECOGNITION – Substantially all of the Industrial Segment, the Climate & Industrial Controls Segment and the Other Segment revenues are recognized when the risks and rewards of ownership and title to the product have transferred to the customer. This generally takes place at the time the product is shipped. The Aerospace Segment uses the percentage of completion method to recognize a portion of its revenue. The percentage of completion method requires the use of estimates of costs to complete long-term contracts and for some contracts includes estimating costs related to aftermarket orders. The estimation of these costs requires substantial judgment on the part of management due to the duration of the contracts as well as the technical nature of the products involved. Adjustments to estimated costs are made on a consistent basis and a contract reserve is established when the costs to complete a contract exceed the contract revenues.

IMPAIRMENT OF GOODWILL AND LONG-LIVED ASSETS – Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill may exceed its fair value. A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding industry specific economic conditions that are outside the control of the Company. Long-lived assets held for use are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use and eventual disposition is less than their carrying value. The long-term nature of these assets requires the estimation of its cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

INVENTORIES – Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out basis for a majority of U.S. inventories and on the first-in, first-out basis for the balance of the Company's inventories. Inventories have been reduced by an allowance for obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales. Changes in the allowance have not had a material effect on the Company's results of operations, financial position or cash flows.

PENSIONS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS – The annual net periodic expense and benefit obligations related to the Company's defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term return on plan assets, increases in compensation levels, amortization periods for actuarial gains and losses and health care cost trends. Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plan's measurement date. Changes in the assumptions to reflect actual experience as well as the amortization of actuarial gains and losses could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements. For the Company's domestic defined benefit plans, a one-half percentage point change in the assumed long-term rate of return on plan assets is estimated to have a $6 million effect on pension expense and a one-half percentage point decrease in the discount rate is estimated to increase pension expense by $13 million. As of June 30, 2005, $819 million of past years' actuarial losses related to the Company's domestic defined benefit plans have yet to be amortized. These losses will generally be amortized over approximately 12 years and will negatively effect earnings in the future. Actuarial gains experienced in future years will help reduce the effect of the actuarial loss amortization.

Further information on pensions and postretirement benefits other than pensions is provided in Note 10 to the Consolidated Financial Statements.

OTHER LOSS RESERVES – The Company has a number of loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation, recoverability of deferred income tax benefits and accounts receivable reserves. Establishing loss reserves for these matters requires management's estimate and judgment with regards to risk exposure and ultimate liability or realization. These loss reserves are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances.

Recently Issued Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, "Accounting Changes and Error Corrections." This Statement requires retrospective application to prior period's financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change and is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." This Statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements and is effective for the Company beginning July 1, 2005. The Company currently expects to value its share-based payment transactions using a Black-Scholes valuation model. The amounts reflected in the table on page 29 are anticipated to approximate the effect of the adoption of this Statement.

FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

CONSOLIDATED STATEMENT OF INCOME

For the years ended June 30,	2005	2004	2003
Net Sales	**$ 8,215,095**	$ 6,998,761	$ 6,311,693
Cost of sales	**6,508,111**	5,672,294	5,246,417
Gross profit	**1,706,984**	1,326,467	1,065,276
Selling, general and administrative expenses	**872,113**	775,502	694,815
Goodwill impairment loss (Note 7)		1,033	
Interest expense	**67,030**	73,219	81,407
Other expense (income), net	**7,420**	(1,309)	(2,600)
Loss (gain) on disposal of assets	**3,948**	(2,104)	3,657
Income from continuing operations before income taxes	**756,473**	480,126	287,997
Income taxes (Note 4)	**208,500**	143,953	96,160
Income from continuing operations	**547,973**	336,173	191,837
Income from discontinued operations (Note 2)	**56,719**	9,610	4,435
Net Income	**$ 604,692**	$ 345,783	$ 196,272
Earnings per Share (Note 5)			
Basic earnings per share			
Income from continuing operations	**$ 4.61**	$ 2.86	$ 1.65
Income from discontinued operations	**0.48**	0.08	0.04
Net income per share	**$ 5.09**	$ 2.94	$ 1.69
Diluted earnings per share			
Income from continuing operations	**$ 4.55**	$ 2.82	$ 1.64
Income from discontinued operations	**0.47**	0.09	0.04
Net income per share	**$ 5.02**	$ 2.91	$ 1.68

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(DOLLARS IN THOUSANDS)

For the years ended June 30,	2005	2004	2003
Net Income	**$ 604,692**	$ 345,783	$ 196,272
Other comprehensive income (loss), net of taxes (Note 11):			
Foreign currency translation adjustment	**13,138**	34,487	99,029
Minimum pension liability	**(154,377)**	94,513	(297,487)
Net unrealized (loss) gain on marketable equity securities	**(10,697)**	5,272	(27)
Unrealized cash flow hedging (loss)	**(7,318)**		
Comprehensive Income (Loss)	**$ 445,438**	$ 480,055	$ (2,213)

The accompanying notes are an integral part of the financial statements.

(DOLLARS IN THOUSANDS)

Business Segment Information

By Industry

	2005	2004	2003
Net Sales:			
Industrial:			
North America	**$ 3,516,627**	$ 3,016,820	$ 2,767,939
International	**2,398,439**	1,969,727	1,583,414
Aerospace	**1,359,431**	1,215,920	1,183,284
Climate & Industrial Controls	**794,308**	671,157	665,629
Other	**146,290**	125,137	111,427
	$ 8,215,095	$ 6,998,761	$ 6,311,693
Segment Operating Income:			
Industrial:			
North America	**$ 468,213**	$ 290,783	$ 142,092
International	**267,207**	159,641	96,389
Aerospace	**199,187**	157,946	170,372
Climate & Industrial Controls	**74,843**	71,769	63,441
Other	**18,452**	8,138	2,431
Total segment operating income	**1,027,902**	688,277	474,725
Corporate administration	**111,832**	106,281	79,760
Income from continuing operations before interest expense and other	**916,070**	581,996	394,965
Interest expense	**67,030**	73,219	81,407
Other expense	**92,567**	28,651	25,561
Income from continuing operations before income taxes	**$ 756,473**	$ 480,126	$ 287,997
Identifiable Assets:			
Industrial	**$ 4,713,574**	$ 4,277,413	$ 3,914,326
Aerospace	**658,394**	634,930	663,563
Climate & Industrial Controls	**695,641**	361,148	376,731
Other	**120,443**	116,145	124,879
	6,188,052	5,389,636	5,079,499
Corporate (a)	**710,909**	845,597	887,715
	$ 6,898,961	$ 6,235,233	$ 5,967,214
Property Additions (b):			
Industrial	**$ 196,394**	$ 165,983	$ 145,357
Aerospace	**12,919**	9,691	12,092
Climate & Industrial Controls	**40,050**	12,625	8,812
Other	**1,662**	1,847	1,731
Corporate	**9,900**	852	1,451
	$ 260,925	$ 190,998	$ 169,443

	2005	2004	2003
Depreciation:			
Industrial	**$ 198,247**	$ 195,865	$ 200,772
Aerospace	**20,777**	19,723	20,115
Climate & Industrial Controls	**19,954**	18,675	20,545
Other	**2,009**	2,067	1,716
Corporate	**6,228**	4,843	4,835
	$ 247,215	$ 241,173	$ 247,983

By Geographic Area (c)

	2005	2004	2003
Net Sales:			
North America	**$5,455,466**	$4,714,184	$4,457,132
International	**2,759,629**	2,284,577	1,854,561
	$8,215,095	$6,998,761	$6,311,693
Long-Lived Assets:			
North America	**$ 1,027,376**	$ 1,041,171	$1,166,879
International	**564,541**	544,818	485,279
	$ 1,591,917	$1,585,989	$1,652,158

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a basis that is consistent with the manner in which the Company's management disaggregates financial information for internal review and decision-making.

(a) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities, assets held for sale and the major portion of the Company's domestic data processing equipment.

(b) Includes value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method (2005 – $104,358; 2004 – $50,860; 2003 – $11,370).

(c) Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10% of consolidated sales. Long-lived assets are comprised of property, plant and equipment based on physical location.

Consolidated Balance Sheet

(DOLLARS IN THOUSANDS)

June 30,	2005	2004
Assets		
Current Assets		
Cash and cash equivalents	$ 336,080	$ 183,847
Accounts receivable, less allowance for doubtful accounts (2005 - $13,586; 2004 - $13,322)	1,241,029	1,174,601
Inventories (Notes 1 and 6):		
Finished products	455,818	437,705
Work in process	427,552	415,440
Raw materials	147,592	123,113
	1,030,962	976,258
Prepaid expenses	49,956	43,907
Deferred income taxes (Notes 1 and 4)	127,845	112,828
Total Current Assets	2,785,872	2,491,441
Plant and equipment (Note 1):		
Land and land improvements	184,296	175,542
Buildings and building equipment	1,025,669	952,964
Machinery and equipment	2,524,980	2,441,116
Construction in progress	42,494	46,945
	3,777,439	3,616,567
Less accumulated depreciation	2,185,522	2,030,578
	1,591,917	1,585,989
Investments and other assets (Note 1)	791,420	798,242
Goodwill (Notes 1 and 7)	1,443,811	1,177,532
Intangible assets, net (Notes 1 and 7)	239,891	102,085
Deferred income taxes (Notes 1 and 4)	46,050	28,020
Net assets of discontinued operations (Note 2)		51,924
Total Assets	$ 6,898,961	$ 6,235,233
Liabilities and Shareholders' Equity		
Current Liabilities		
Notes payable and long-term debt payable within one year (Notes 8 and 9)	$ 31,962	$ 35,198
Accounts payable, trade	584,253	525,113
Accrued payrolls and other compensation	268,113	234,678
Accrued domestic and foreign taxes	105,831	123,030
Other accrued liabilities	345,768	320,625
Total Current Liabilities	1,335,927	1,238,644
Long-term debt (Note 9)	938,424	953,796
Pensions and other postretirement benefits (Note 10)	1,058,814	813,635
Deferred income taxes (Notes 1 and 4)	35,911	79,028
Other liabilities	189,738	167,676
Total Liabilities	3,558,814	3,252,779
Shareholders' Equity (Note 11)		
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued		
Common stock, $.50 par value, authorized 600,000,000 shares; issued 120,437,280 shares in 2005 and 119,711,057 shares in 2004 at par value	60,219	59,856
Additional capital	478,219	451,891
Retained earnings	3,352,888	2,840,787
Unearned compensation related to ESOP (Note 9)	(36,818)	(48,868)
Deferred compensation related to stock options	2,347	2,347
Accumulated other comprehensive (loss)	(470,964)	(311,710)
	3,385,891	2,994,303
Common stock in treasury at cost: 743,767 shares in 2005 and 227,067 shares in 2004	(45,744)	(11,849)
Total Shareholders' Equity	3,340,147	2,982,454
Total Liabilities and Shareholders' Equity	$ 6,898,961	$ 6,235,233

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows

(DOLLARS IN THOUSANDS)

For the years ended June 30,	**2005**	2004	2003
Cash Flows From Operating Activities			
Net income	**$ 604,692**	$ 345,783	$ 196,272
Adjustments to reconcile net income to net cash provided by operating activities:			
Net (income) from discontinued operations	**(56,719)**	(9,610)	(4,435)
Depreciation	**247,215**	241,173	247,983
Amortization	**17,484**	10,580	10,682
Deferred income taxes	**16,268**	(4,093)	21,828
Foreign currency transaction loss	**9,456**	1,950	5,227
Loss on sale of plant and equipment	**3,948**	7,139	8,102
(Gain) on divestiture of businesses		(11,444)	(7,400)
Changes in assets and liabilities, net of effects from acquisitions and divestitures:			
Accounts receivable	**(7,954)**	(138,828)	60,072
Inventories	**13,829**	71,696	104,806
Prepaid expenses	**(2,720)**	10,203	(2,444)
Other assets	**(13,607)**	(74,531)	(73,765)
Accounts payable, trade	**30,153**	81,378	(27,620)
Accrued payrolls and other compensation	**24,568**	30,445	(2,413)
Accrued domestic and foreign taxes	**2,167**	50,626	21,949
Other accrued liabilities	**(15,012)**	(1,851)	22,057
Pensions and other postretirement benefits	**(2,947)**	3,438	(8,020)
Other liabilities	**994**	35,430	(15,319)
Net cash provided by operating activities	**871,815**	649,484	557,562
Cash Flows From Investing Activities			
Acquisitions (less cash acquired of $21,720 in 2005, $63,691 in 2004, and $196 in 2003)	**(558,569)**	(200,314)	(16,648)
Capital expenditures	**(156,567)**	(140,138)	(158,073)
Proceeds from sale of plant and equipment	**20,359**	27,195	20,752
Proceeds from sale of businesses	**120,000**	33,213	14,709
Other	**10,217**	9,783	2,856
Net cash (used in) investing activities	**(564,560)**	(270,261)	(136,404)
Cash Flows From Financing Activities			
(Payments for) proceeds from common share activity	**(23,724)**	56,223	9,386
(Payments of) notes payable, net	**(16,927)**	(12,785)	(370,467)
Proceeds from long-term borrowings	**1,094**	18,962	258,642
(Payments of) long-term borrowings	**(5,369)**	(421,605)	(33,891)
Dividends paid, net of tax benefit of ESOP shares	**(92,612)**	(89,286)	(85,833)
Net cash (used in) financing activities	**(137,538)**	(448,491)	(222,163)
Net cash (used in) provided by operating activities of discontinued operations	**(19,004)**	12,969	(505)
Effect of exchange rate changes on cash	**1,520**	(5,704)	976
Net increase (decrease) in cash and cash equivalents	**152,233**	(62,003)	199,466
Cash and cash equivalents at beginning of year	**183,847**	245,850	46,384
Cash and cash equivalents at end of year	**$ 336,080**	$ 183,847	$ 245,850
Supplemental Data:			
Cash paid during the year for:			
Interest, net of capitalized interest	**$ 66,827**	$ 73,433	$ 73,575
Income taxes	**186,853**	96,097	44,632

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

NATURE OF OPERATIONS – The Company is a leading worldwide full-line manufacturer of motion-control products, including fluid power systems, electromechanical controls and related components. The Company evaluates performance based on segment operating income before Corporate general and administrative expenses, Interest expense and Income taxes.

The Company operates in two principal business segments: Industrial and Aerospace. The Industrial Segment is an aggregation of several business units, which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and independent distributors. The North American Industrial business represents the largest portion of the Company's manufacturing plants and distribution networks and primarily services North America. The International Industrial operations provide Parker products and services to countries throughout Europe, Asia Pacific and Latin America.

The Aerospace Segment produces hydraulic, fuel and pneumatic systems and components, which are utilized on virtually every domestic commercial, military and general aviation aircraft and also performs a vital role in naval vessels and land-based weapons systems. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Aerospace Segment products are marketed by field sales employees and are sold directly to manufacturers and end users.

The Company also reports a Climate & Industrial Controls Segment and an Other Segment. The Climate & Industrial Controls Segment manufactures motion-control systems and components for use primarily in the refrigeration and air conditioning and transportation industries. The Other Segment consists of a business unit which designs and manufactures custom-engineered buildings. In December 2004 and February 2004, the Company divested businesses included in the Other Segment which developed and manufactured chemical car care products and maintenance equipment and sold industrial lubricants, respectively (see Note 2 for further discussion). The products in the Climate & Industrial Controls Segment and the Other Segment are marketed primarily through field sales employees and independent distributors.

See the table of Business Segment Information "By Industry" and "By Geographic Area" on page 25 for further disclosure of business segment information.

There are no individual customers to whom sales are three percent or more of the Company's consolidated sales. Due to the diverse group of customers throughout the world the Company does not consider itself exposed to any concentration of credit risks.

The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of the Company's products and geographic operations mitigate significantly the risk that adverse changes would materially affect the Company's operating results.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION – The consolidated financial statements include the accounts of all domestic and foreign subsidiaries. All material intercompany transactions and profits have been eliminated in the consolidated financial statements. The Company does not have off-balance sheet arrangements with unconsolidated entities. Within the Business Segment Information, intersegment and interarea sales are recorded at fair market value and are immaterial in amount.

REVENUE RECOGNITION – Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the customer. The Company's revenue recognition policies are in compliance with the SEC's Staff Accounting Bulletin (SAB) No. 104. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of sales.

CASH – Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity, carried at cost plus accrued interest, which are readily convertible into cash.

INVENTORIES – Inventories are stated at the lower of cost or market. The majority of domestic inventories are valued by the last-in, first-out method and the balance of the Company's inventories are valued by the first-in, first-out method. In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4." This Statement requires certain abnormal expenses be recognized as current-period charges. This Statement is effective for the Company beginning July 1, 2005 and is not expected to have a material effect on the Company's results of operations, financial position or cash flows.

LONG-TERM CONTRACTS – The Company enters into long-term contracts for the production of aerospace products and the manufacture of custom-engineered buildings. For financial statement purposes, revenues are recognized using the percentage-of-completion method. The extent of progress toward completion is measured using the units-of-delivery method. Unbilled costs on these contracts are included in inventory. Progress payments are netted against the inventory balances. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

PLANT, EQUIPMENT AND DEPRECIATION – Plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets, generally 40 years for buildings; 15 years for land improvements and building equipment; 10 years for machinery; seven years for equipment; and three to five years for vehicles and office equipment. Improvements, which extend the useful life of property, are capitalized, and maintenance and repairs are expensed. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

INVESTMENTS AND OTHER ASSETS – Investments in joint-venture companies in which ownership is 50% or less and in which the Company does not have operating control are stated at cost plus the Company's equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements. During 2005 the Company recorded a charge of $8,766 ($.05 per share) related to a real estate investment. During 2003 the Company recorded a charge of $2,565 ($.02 per share) related to an adjustment in an equity investment in a publicly traded Japanese company. Investments and other assets include a prepaid pension cost at June 30, 2005 and 2004 of $366,675 and $371,819, respectively, and an intangible asset recognized in connection with an additional minimum pension liability of $90,310 and $95,076 at June 30, 2005 and 2004, respectively.

GOODWILL – The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

INTANGIBLE ASSETS – Intangible assets primarily include patents, trademarks and customer lists and are recorded at cost and amortized on a straight-line method. Patents are amortized over their remaining legal life. Trademarks are amortized over the estimated time period over which an economic benefit is expected to be received. Customer lists are amortized over a period based on historic customer attrition rates.

INCOME TAXES – Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise.

PRODUCT WARRANTY – In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2005 and 2004 is immaterial to the financial position of the Company and the change in the accrual during 2005 was immaterial to the Company's results of operations and cash flows.

FOREIGN CURRENCY TRANSLATION – Assets and liabilities of most foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in the Accumulated other comprehensive (loss) component of Shareholders' equity. Such adjustments will affect Net income only upon sale or liquidation of the underlying foreign investments, which, except for the divestiture discussed on page 30, is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in Net income.

FINANCIAL INSTRUMENTS – The Company's financial instruments consist primarily of investments in cash, cash equivalents and long-term investments as well as obligations under notes payable and long-term debt. Due to their short-term nature, the carrying values for Cash and cash equivalents, Investments and other assets and Notes payable approximate fair value. See Note 9 for fair value of long-term debt.

The Company enters into forward exchange contracts (forward contracts) and costless collar contracts to reduce its exposure to fluctuations in related foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. The Company does not hold or issue derivative financial instruments for trading purposes.

Gains or losses on forward contracts that hedge specific transactions are recognized in Net income, offsetting the underlying foreign currency gains or losses. Gains or losses on costless collar contracts are recognized in Net income when the spot rate of the contract falls outside the collar range.

The Company has entered into two interest rate swap agreements for a total notional amount of EUR 300 million. The swap agreements effectively protect the Company against adverse interest rate changes in the EURO bond market and have been designated as a hedge against the Company's anticipated refinancing of its EURO Notes that are due in November 2005. The fair value of the interest rate swap agreements was a liability of approximately $12 million as of June 30, 2005, which has been recorded in the Consolidated Balance Sheet. The net payment or receipt under the swap agreements will be recognized as an adjustment to interest expense over the term of the EURO Notes anticipated to be issued in November 2005.

In addition, the Company's foreign locations in the ordinary course of business enter into financial guarantees through financial institutions which enable customers to be reimbursed in the event of nonperformance by the Company.

The total carrying and fair value of open forward exchange and costless collar contracts and any risk to the Company as a result of the arrangements as described above is not material.

STOCK OPTIONS – The Company applies the intrinsic-value based method to account for stock options granted to employees or Directors to purchase common shares. The option price equals the market price of the underlying common shares on the date of grant, therefore no compensation expense is recognized. The Company does recognize compensation expense related to the issuance of restricted stock. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested stock awards using the nominal vesting period approach:

	2005	2004	2003
Net income, as reported	**$604,692**	$ 345,783	$ 196,272
Add: Stock-based employee compensation included in reported net income, net of tax	**10,139**	7,691	(327)
Deduct: Total stock-based employee compensation expense determined under fair value method, net of tax	**28,258**	27,109	18,498
Pro forma net income	**$586,573**	$ 326,365	$ 177,447
Earnings per share:			
Basic: as reported	**$ 5.09**	$ 2.94	$ 1.69
pro forma	**$ 4.94**	$ 2.77	$ 1.52
Diluted: as reported	**$ 5.02**	$ 2.91	$ 1.68
pro forma	**$ 4.87**	$ 2.74	$ 1.51

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." This Statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement is effective for the Company beginning July 1, 2005. The Company currently expects to value its share-based payment transactions using a Black-Scholes valuation model. The amounts reflected in the table above are anticipated to approximate the effect of the adoption of this Statement.

RECLASSIFICATIONS – Certain prior period amounts have been reclassified to conform to the current year presentation, most notably presenting the operations of a divested business unit as discontinued operations.

NOTE 2. Acquisitions and Divestitures

ACQUISITIONS – In October 2004, the Company completed the acquisition of the Sporlan Valve Company (Sporlan). Sporlan is a manufacturer of refrigeration and air conditioning components, controls and systems. In November 2004, the Company acquired Acadia Elastomers Corporation, a producer of sealing solutions. Annual sales for these businesses and other businesses acquired during fiscal 2005, for their most recent fiscal year prior to acquisition, were approximately $410 million. Total purchase price for all businesses acquired during fiscal 2005 was approximately $580 million in cash.

In February 2004, the Company completed the acquisition of Denison International plc (Denison). Denison is an industrial manufacturer and service provider for highly engineered hydraulic fluid power systems and components. Annual sales for this business and other businesses acquired during fiscal 2004, for their most recent fiscal year prior to acquisition, were approximately $188 million. Total purchase price for all businesses acquired during fiscal 2004 was approximately $264 million in cash.

All acquisitions were accounted for by the purchase method, and results of operations for all acquisitions are included as of the respective dates of acquisition. The purchase price allocation for acquisitions in 2005, 2004 and 2003 are presented below. Some of the 2005 purchase price allocations are preliminary and may require subsequent adjustment.

	2005	2004	2003
Assets acquired:			
Accounts receivable	**$ 51,333**	$ 49,556	$ 5,339
Inventories	**58,513**	51,192	7,227
Prepaid expenses	**2,703**	2,675	219
Deferred income taxes	**1,919**	(4,462)	
Plant & equipment	**104,358**	50,860	11,370
Intangible and other assets	**154,674**	54,519	2,851
Goodwill	**274,995**	78,192	3,544
	648,495	282,532	30,550
Liabilities and equity assumed:			
Notes payable	**8,819**	3,466	242
Accounts payable	**26,301**	12,139	2,786
Accrued payrolls	**8,209**	8,037	795
Accrued taxes	**433**	4,542	79
Other accrued liabilities	**15,127**	17,593	1,247
Long-term debt	**6,415**	2,402	785
Pensions and other postretirement benefits	**7,239**	18,583	
Deferred income taxes	**17,383**	11,681	3,882
Other liabilities		3,775	4,086
	89,926	82,218	13,902
Net assets acquired	**$558,569**	$200,314	$16,648

DIVESTITURES – In December 2004 the Company divested a business unit which developed and manufactured chemical car care products and maintenance equipment. This business was part of the Other Segment for segment reporting purposes. The following results of operations for this business unit have been presented as discontinued operations for all periods presented:

	2005	2004	2003
Net sales	**$ 55,485**	$ 108,146	$ 98,350
Earnings before income taxes	**6,336**	13,942	9,385
Net income	**4,172**	$ 9,610	$ 4,435
Gain on disposal, net of taxes of $16,914	**$ 52,547**		

As of June 30, 2005, there were no assets or liabilities remaining from the discontinued operations. The net assets of discontinued operations as of June 30, 2004 primarily consisted of $24,430 of accounts receivable, $15,120 of inventory, $20,879 in goodwill, $5,865 of property, plant and equipment, net, $9,448 of accounts payable and $5,894 of other liabilities.

In June 2004, the Company completed the divestiture of its Zenith Pump (Zenith) division. Zenith was part of the Industrial Segment for segment reporting purposes. In February 2004, the Company completed the divestiture of Wynn's Industrie, an industrial lubricants unit of the Wynn's Specialty Chemicals business. Wynn's Industrie was part of the Other Segment for segment reporting purposes. In May 2003, the Company completed the divestiture of its United Aircraft Products (UAP) division. The UAP division was part of the Aerospace Segment for segment reporting purposes. The divestitures resulted in a gain of $11,070 ($6,223 after-tax or $.05 per share) and $7,400 ($4,618 after-tax or $.04 per share) in 2004 and 2003, respectively, and are reflected in Loss (gain) on disposal of assets in the Consolidated Statement of Income. The results of operations and net assets of the divested businesses were immaterial to the consolidated results of operations and financial position of the Company.

The Company has entered into a definitive agreement to sell the business unit comprising the Other Segment, which designs and manufactures custom-engineered buildings. Finalization of the sale is subject to regulatory approval and other customary closing conditions and is expected to take place in the first quarter of fiscal 2006. The results of operations and net assets of this business unit are immaterial to the consolidated results of operations and financial position of the Company. The Company anticipates recognizing a gain on the sale of this business unit, substantially all of which is attributed to foreign currency translation adjustments.

NOTE 3. Charges Related to Business Realignment

In 2005, the Company recorded a $14,263 charge ($8,900 after-tax or $.08 per share) for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs attributable to approximately 600 employees in the Industrial Segment. A portion of the severance costs have been paid with the remaining payments expected to be made by June 30, 2006. The business realignment costs are presented primarily in the Cost of sales caption in the Consolidated Statement

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

of Income for 2005. A significant portion of the fiscal 2005 charge relates to the closure of a manufacturing facility in Hilden, Germany. The facility was acquired as part of the Denison International acquisition. The decision to close the facility results from the completion of the Company's acquisition integration analysis.

In 2004, the Company recorded a $15,146 charge ($10,140 after-tax or $.09 per share) for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs attributable to approximately 1,200 employees in the Industrial Segment, 90 employees in the Climate & Industrial Controls Segment, 15 employees in the Other Segment and 5 employees in the Aerospace Segment. All severance payments have been made as of June 30, 2005. Of the pre-tax amount, $13,591 relates to the Industrial Segment, $443 relates to the Climate & Industrial Controls Segment, $1,003 relates to the Other Segment and $109 relates to the Aerospace Segment. The business realignment costs are presented primarily in the Cost of sales caption in the Consolidated Statement of Income for 2004.

In 2003, the Company recorded a $24,624 charge ($16,275 after-tax or $.14 per share) related to costs of structuring its businesses in response to current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The business realignment charge primarily consists of severance costs of $16,237 and $8,387 of costs relating to the consolidation of manufacturing product lines. The severance costs are attributable to approximately 1,050 employees in the Industrial Segment, 210 employees in the Aerospace Segment and 50 employees in the Other Segment. All severance payments have been made as of June 30, 2004. Of the pre-tax amount, $18,715 relates to the Industrial Segment, $2,495 relates to the Aerospace Segment, $2,106 relates to the Climate & Industrial Controls Segment and $1,308 relates to the Other Segment. The business realignment charge is presented in the Consolidated Statement of Income for 2003 in the following captions: $20,133 in Cost of sales; $992 in Selling, general and administrative expenses; and $3,499 in Loss (gain) on disposal of assets.

NOTE 4. Income Taxes

Income from continuing operations before income taxes was derived from the following sources:

	2005	2004	2003
United States	**$ 439,717**	$ 295,362	$ 190,812
Foreign	**316,756**	184,764	97,185
	$ 756,473	$ 480,126	$ 287,997

Income taxes include the following:

	2005	2004	2003
Federal	**$ 108,182**	$ 74,527	$ 28,097
Foreign	**78,676**	61,976	44,794
State and local	**5,374**	11,543	1,441
Deferred	**16,268**	(4,093)	21,828
	$ 208,500	$ 143,953	$ 96,160

A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:

	2005	2004	2003
Statutory Federal income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes	**.6**	1.7	.6
Export tax benefit	**(1.3)**	(1.5)	(1.3)
Foreign tax rate difference	**(3.8)**	(1.7)	(2.7)
Cash surrender of life insurance	**(.4)**	(.7)	.8
Research tax credit	**(2.5)**		
Capital loss	**(.2)**	(4.2)	
Other	**.2**	1.4	1.0
Effective income tax rate	**27.6%**	30.0%	33.4%

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2005	2004
Postretirement benefits	**$ 215,595**	$ 142,890
Other liabilities and reserves	**92,778**	87,013
Long-term contracts	**10,689**	11,542
Operating loss carryforwards	**45,009**	55,634
Foreign tax credit carryforwards	**3,276**	486
Valuation allowance	**(33,199)**	(54,093)
Depreciation and amortization	**(222,021)**	(198,234)
Inventory	**15,143**	11,040
Net deferred tax asset	**$ 127,270**	$ 56,278
Change in net deferred tax asset:		
Provision for deferred tax	**$ (16,268)**	$ 4,093
Items of other comprehensive income	**97,511**	(45,696)
Acquisitions and other	**(10,251)**	(20,227)
Total change in net deferred tax	**$ 70,992**	$ (61,830)

At June 30, 2005, the Company has recorded deferred tax assets of $45,009 resulting from $286,447 in loss carryforwards. A valuation allowance has been established due to the uncertainty of realizing certain operating loss carryforwards and items of other comprehensive income. Some of the operating loss carryforwards can be carried forward indefinitely and others can be carried forward from one to 19 years. The decrease in the valuation allowance in 2005 was primarily due to a change in the uncertainty of realizing certain operating loss and capital loss carryforwards. A decrease in the valuation allowance in the amount of $5,568 was attributable to the Denison acquisition, of which $2,812 reduced goodwill.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $546,740, $364,864 and $321,479, at June 30, 2005, 2004 and 2003, respectively.

The American Jobs Creation Act, signed into law in October of 2004, provides the Company a one-time opportunity to repatriate accumulated undistributed earnings and claim an 85% dividend received deduction against the repatriated amount. At the present time, the Company does not anticipate repatriating any accumulated undistributed earnings.

NOTE 5. Earnings Per Share

Earnings per share have been computed according to SFAS No. 128, "Earnings per Share." Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock options. The computation of income from continuing operations per share was as follows:

	2005	2004	2003
Numerator:			
Income from continuing operations	**$ 547,973**	$ 336,173	$ 191,837
Denominator:			
Basic - weighted average common shares	**118,794,564**	117,707,772	116,381,880
Increase in weighted average from dilutive effect of exercise of stock options	**1,654,442**	1,298,696	512,626
Diluted - weighted average common shares, assuming exercise of stock options	**120,449,006**	119,006,468	116,894,506
Basic earnings per share from continuing operations	**$ 4.61**	$ 2.86	$ 1.65
Diluted earnings per share from continuing operations	**$ 4.55**	$ 2.82	$ 1.64

For 2005, 2004 and 2003, 0.2 million, 0.3 million, and 3.1 million common shares, respectively, subject to stock options were excluded from the computation of diluted earnings per share from continuing operations because the effect of their exercise would be anti-dilutive.

NOTE 6. Inventories

Inventories valued on the last-in, first-out cost method were approximately 37% and 36%, respectively, of total inventories in 2005 and 2004. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $172,944 in 2005 and $152,579 in 2004. Progress payments of $17,978 in 2005 and $14,100 in 2004 are netted against inventories.

NOTE 7. Goodwill and Intangible Assets

The Company conducts an annual impairment test as required by FASB Statement No. 142. The annual impairment test performed in 2005 and 2003 resulted in no impairment loss being recognized. The goodwill impairment test performed in 2004 resulted in an impairment charge of $1,033 ($682 after-tax or $.01 per share) and was recorded in the Industrial Segment. The Company uses a discounted cash flow analysis for purposes of estimating the fair value of a reporting unit. The impairment charges primarily resulted from declining market conditions and lower future growth potential relative to expectations at the acquisition date for the reporting unit involved.

The changes in the carrying amount of goodwill for the year ended June 30, 2005 are as follows:

	Industrial Segment	Aerospace Segment	Climate & Industrial Controls Segment	Other Segment	Total
Balance June 30, 2004	$ 926,603	$79,623	$ 96,705	$ 74,601	$ 1,177,532
Acquisitions	108,901		166,094		274,995
Foreign currency translation	(2,393)	(48)	(21)	(565)	(3,027)
Goodwill adjustments	(4,451)		11	(1,249)	(5,689)
Balance June 30, 2005	**$1,028,660**	**$79,575**	**$262,789**	**$72,787**	**$1,443,811**

"Goodwill adjustments" primarily represent final adjustments to the purchase price allocation during the twelve-month period subsequent to the acquisition date and goodwill associated with businesses divested.

Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset:

June 30,	**2005**		2004	
	Gross carrying amount	**Accumulated amortization**	Gross carrying amount	Accumulated amortization
Patents	**$ 48,973**	**$ 17,598**	$ 36,077	$ 14,491
Trademarks	**93,471**	**7,137**	38,298	3,057
Customer lists and other	**142,797**	**20,615**	56,148	10,890
Total	**$ 285,241**	**$ 45,350**	$ 130,523	$ 28,438

Total intangible amortization expense in 2005, 2004 and 2003 was $15,857, $7,083 and $5,760, respectively. The estimated amortization expense for the five years ending June 30, 2006 through 2010 is $19,771, $18,548, $17,050, $16,371 and $16,031, respectively.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 8. Financing Arrangements

The Company has committed lines of credit totaling $1,025,000 through two multi-currency unsecured revolving credit agreements with a group of banks, all of which was available at June 30, 2005. One agreement, totaling $625,000, expires September 2008, and the other, totaling $400,000, expires September 2009. The credit agreements support the Company's commercial paper note program. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. These agreements also require facility fees of up to 8/100ths of one percent of the commitment per annum at the Company's present rating level. Covenants in some of the agreements include a limitation on the Company's ratio of debt to total capitalization. It is the Company's policy to reduce the amount available for borrowing under the revolving credit agreements, on a dollar for dollar basis, by the amount of commercial paper notes outstanding.

The Company has other lines of credit, primarily short-term, aggregating $206,301 from various foreign banks, of which $191,439 was available at June 30, 2005. Most of these agreements are renewed annually.

As of June 30, 2005 the Company has $775,000 available under its universal shelf registration statement.

The Company is authorized to sell up to $1,025,000 of short-term commercial paper notes, rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch, Inc. At June 30, 2005 and 2004 there were no commercial paper notes outstanding.

Short-term borrowings from foreign banks make up the balance of Notes payable. The balance and weighted average interest rate of the Notes payable at June 30, 2005 and 2004 were $12,016 and 2.8% and $18,468 and 1.6%, respectively.

NOTE 9. Debt

June 30,	2005	2004
Domestic:		
Debentures		
7.30%, due 2011	**$ 100,000**	$ 100,000
Fixed rate medium-term notes		
6.55% to 7.39%, due 2007-2019	**195,000**	195,000
Fixed rate senior notes		
4.88%, due 2013	**225,000**	225,000
ESOP loan guarantee		
6.34%, due 2009	**42,785**	54,479
Variable rate demand bonds		
2.41%, due 2010-2025	**20,035**	20,035
Foreign:		
Bank loans, including revolving credit 1.0% to 10.0%, due 2006-2016	**11,976**	6,506
Euro Notes		
6.25%, due 2006	**363,060**	365,880
Other long-term debt, including capitalized leases	**514**	3,626
Total long-term debt	**958,370**	970,526
Less long-term debt payable within one year	**19,946**	16,730
Long-term debt, net	**$ 938,424**	$ 953,796

Included in Long-term debt are $363 million of Euro Notes that are due in November 2005. The settlement of this obligation is not expected to require the use of working capital in fiscal 2006 because the Company has both the intent and ability to refinance this debt on a long-term basis. The repayment of this debt has been excluded from the schedule of long-term debt payable over the next five years as presented below.

Principal amounts of Long-term debt payable in the five years ending June 30, 2006 through 2010 are $19,946, $38,060, $42,890, $7,069 and $46,107, respectively. The carrying value of the Company's Long-term debt (excluding leases) was $957,856 and $969,901 at June 30, 2005 and 2004, respectively, and was estimated to have a fair value of $1,007,406 and $1,015,761, at June 30, 2005 and 2004, respectively. The fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. Some of the debt agreements include a limitation on the Company's ratio of secured debt to net tangible assets and debt to total capitalization.

ESOP LOAN GUARANTEE – In 1999 the Company's Employee Stock Ownership Plan (ESOP) was leveraged when the ESOP Trust borrowed $112,000 and used the proceeds to purchase 3,055,413 shares of the Company's common stock from the Company's treasury. The loan is unconditionally guaranteed by the Company and therefore the unpaid balance of the borrowing is reflected on the Consolidated Balance Sheet as Long-term debt. A corresponding amount representing Unearned compensation is recorded as a deduction from Shareholders' equity.

LEASE COMMITMENTS – Future minimum rental commitments as of June 30, 2005, under noncancelable operating leases, which expire at various dates, are as follows: 2006-$47,631; 2007-$34,929; 2008-$22,444; 2009-$12,948; 2010-$9,385 and after 2010-$22,818.

Rental expense in 2005, 2004 and 2003 was $66,350, $65,252 and $63,331, respectively.

NOTE 10. Retirement Benefits

PENSIONS – The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. The Company uses a June 30 measurement date for a majority of its pension plans. The Company also has contractual arrangements with certain key employees which provide for supplemental retirement benefits. In general, the Company's policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain foreign countries.

Pension cost for all plans was $121,596, $109,160 and $58,623 for 2005, 2004 and 2003, respectively. Pension cost for all defined benefit plans accounted for using SFAS No. 87, "Employers' Accounting for Pensions," was as follows:

	2005	2004	2003
Service cost	**$ 64,901**	$ 67,103	$ 56,613
Interest cost	**129,609**	119,770	113,464
Expected return on plan assets	**(134,397)**	(127,968)	(132,152)
Net amortization and deferral and other	**58,274**	47,025	16,887
Net periodic benefit cost	**$118,387**	$ 105,930	$ 54,812

Change in benefit obligation	**2005**	2004
Benefit obligation at beginning of year	**$ 2,177,110**	$ 1,995,511
Service cost	**64,901**	67,103
Interest cost	**129,609**	119,770
Actuarial loss	**328,884**	16,172
Benefits paid	**(101,629)**	(92,372)
Plan amendments	**(7,694)**	5,288
Acquisitions	**7,199**	25,042
Foreign currency translation and other	**(4,636)**	40,596
Benefit obligation at end of year	**$ 2,593,744**	$ 2,177,110
Change in plan assets		
Fair value of plan assets at beginning of year	**$ 1,624,503**	$ 1,315,899
Actual gain on plan assets	**106,274**	244,272
Employer contributions	**105,385**	110,674
Benefits paid	**(91,513)**	(83,384)
Acquisitions	**8,158**	9,698
Foreign currency translation and other	**(2,997)**	27,344
Fair value of plan assets at end of year	**$ 1,749,810**	$ 1,624,503
Funded status		
Plan assets (under) benefit obligation	**$ (843,934)**	$ (552,607)
Unrecognized net actuarial loss	**984,702**	693,448
Unrecognized prior service cost	**88,062**	93,323
Unrecognized initial net obligation (asset)	**229**	(130)
Net amount recognized	**$ 229,059**	$ 234,034
Amounts recognized on the Consolidated Balance Sheet		
Prepaid benefit cost	**$ 366,675**	$ 371,819
Accrued benefit liability	**(944,328)**	(703,181)
Intangible asset	**90,310**	95,076
Accumulated other comprehensive loss	**716,402**	470,320
Net amount recognized	**$ 229,059**	$ 234,034

The accumulated benefit obligation for all defined benefit plans was $2,339,083 and $1,958,613 at June 30, 2005 and 2004, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $2,543,461, $2,294,486 and $1,701,537, respectively, at June 30, 2005, and $2,137,471, $1,922,560 and $1,582,576, respectively, at June 30, 2004.

If the accumulated benefit obligation exceeds the fair value of plan assets, accounting rules require that the Company recognize a liability that is at least equal to the unfunded accumulated benefit obligation. Accordingly, a minimum pension liability of $806,711 and $565,397 has been recognized at June 30, 2005 and 2004, respectively. The net of tax effect of recording the minimum pension liability on shareholders' equity was a decrease of $154,377 in 2005 and an increase of $94,513 in 2004. The minimum pension liability could be reversed should the fair value of plan assets exceed the accumulated benefit obligation at the end of 2006.

The Company expects to contribute approximately $95 million to its defined benefit pension plans in 2006. The majority of the expected contribution is discretionary. Estimated future benefit payments in the five years ending June 30, 2006 through 2010 are $97,417, $102,000, $108,578, $114,812 and $120,490, respectively and $715,187 in the aggregate for the five years ending June 30, 2011 through June 30, 2015.

The assumptions used to measure net periodic benefit cost for the Company's significant defined benefit plans are:

	2005	2004	2003
U.S. defined benefit plans			
Discount rate	**6.25%**	6.25%	7.25%
Average increase in compensation	**4.9%**	4.9%	4.9%
Expected return on plan assets	**8.25%**	8.25%	8.5%
Non-U.S. defined benefit plans			
Discount rate	**2 to 6.25%**	2 to 6.75%	4.5 to 6.75%
Average increase in compensation	**1 to 4%**	1 to 3.5%	2.5 to 3.75%
Expected return on plan assets	**1 to 7.75%**	1 to 7.5%	5 to 7.75%

The assumptions used to measure the benefit obligation for the Company's significant defined benefit plans are:

	2005	2004
U.S. defined benefit plans		
Discount rate	**5.25%**	6.25%
Average increase in compensation	**4.9%**	4.9%
Non-U.S. defined benefit plans		
Discount rate	**2 to 5.5%**	2 to 6.25%
Average increase in compensation	**1 to 4%**	1 to 4%

The discount rate assumption is based on current rates on investment grade corporate bonds over the same estimated time period that benefit payments will be required to be made. The expected return on plan assets assumption is based on the weighted-average expected return of the various asset classes in the plans' portfolio. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

	2005	2004
Equity securities	**64%**	66%
Debt securities	**34%**	31%
Other	**2%**	3%
	100%	100%

The investment strategy for the defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk. This strategy requires an investment portfolio that is broadly diversified across various asset classes and investment managers. The current weighted-average target asset allocation is 63% equity securities, 35% debt securities and 2% other. At June 30, 2005 and 2004, the plans' assets included Company stock with market values of $74,350 and $71,293, respectively.

EMPLOYEE SAVINGS PLAN – The Company sponsors an employee stock ownership plan (ESOP) as part of its existing savings and investment 401(k) plan. The ESOP is available to eligible domestic employees. Parker Hannifin common stock is used to match contributions made by employees to the ESOP up to a maximum of 4.0 percent of an employee's annual compensation. A breakdown of shares held by the ESOP is as follows:

	2005	2004	2003
Allocated shares	**9,558,612**	9,453,916	9,440,648
Suspense shares	**1,004,423**	1,315,814	1,844,112
Total shares held by the ESOP	**10,563,035**	10,769,730	11,284,760
Fair value of suspense shares	**$62,284**	$78,238	$77,434

In 1999, the ESOP was leveraged and the loan was unconditionally guaranteed by the Company. The Company's matching contribution and dividends on the shares held by the ESOP are used to repay the loan, and shares are released from the suspense account as the principal and interest are paid. The unreleased portion of the shares in the ESOP suspense account is not considered outstanding for purposes of earnings per share computations. Company contributions to the ESOP, recorded as compensation and interest expense, were $40,396 in 2005, $37,208 in 2004 and $37,733 in 2003. Dividends earned by the suspense shares and interest income within the ESOP totaled $962 in 2005, $1,245 in 2004 and $1,580 in 2003.

In 2004, the Company added to the employee savings plan a new separate account called the retirement income account (RIA). The RIA replaces the defined benefit pension plan for new employees hired at locations that previously offered a salary-based formula under the pension plan. Employees who were already under the salary-based formula in the pension plan were given the choice to stay in the pension plan or participate in the RIA. The Company makes a contribution to the participant's RIA account each year, the amount of which is based on the participant's age and years of service. Participants do not contribute to the RIA. Company contributions to the RIA were $2,258 in 2005.

In addition to shares within the ESOP, as of June 30, 2005 employees have elected to invest in 2,325,158 shares of common stock within the Company Stock Fund of the Parker Retirement Savings Plan.

OTHER POSTRETIREMENT BENEFITS – The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the Company has established cost maximums to more effectively control future medical costs. The Company has reserved the right to change or eliminate these benefit plans.

Certain employees are covered under benefit provisions that include prescription drug coverage for Medicare eligible retirees. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary's annual prescription drug benefit, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare. The impact of the subsidy on the Company's other postretirement benefits was immaterial.

Postretirement benefit cost included the following components:

	2005	2004	2003
Service cost	**$ 1,885**	$ 1,633	$ 1,289
Interest cost	**6,301**	6,270	5,957
Net amortization and deferral	**71**	409	2,323
Net periodic benefit cost	**$ 8,257**	$ 8,312	$ 9,569

Change in benefit obligation	2005	2004
Benefit obligation at beginning of year	**$ 104,895**	$ 101,488
Service cost	**1,885**	1,633
Interest cost	**6,301**	6,270
Actuarial loss	**11,348**	744
Benefits paid	**(6,908)**	(5,010)
Acquisitions and other	**2,448**	(230)
Benefit obligation at end of year	**$ 119,969**	$ 104,895
Funded status		
Benefit obligation in excess of plan assets	**$ (119,969)**	$ (104,895)
Unrecognized net actuarial loss	**28,417**	17,521
Unrecognized prior service cost	**(2,646)**	(3,267)
Net amount recognized	**$ (94,198)**	$ (90,641)
Amounts recognized on the Consolidated Balance Sheet:		
Accrued benefit liability	**$ (94,198)**	$ (90,641)

The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2005	2004	2003
Discount rate	**6.25%**	6.25%	7.25%
Current medical cost trend rate	**9.8%**	8.9%	9.9%
Ultimate medical cost trend rate	**5%**	5%	5%
Medical cost trend rate decreases to ultimate in year	**2012**	2010	2010

The discount rate assumption used to measure the benefit obligation was 5.25% in 2005 and 6.25% in 2004.

Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2006 through 2010 are $7,602, $7,517, $7,542, $7,495 and $7,635, respectively and $40,666 in the aggregate for the five years ending June 30, 2011 through June 30, 2015.

A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	**$ 1,051**	**$ (823)**
Effect on postretirement benefit obligation	**$ 14,200**	**$ (11,562)**

OTHER – The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $13,622, $20,006 and $7,127 in 2005, 2004 and 2003, respectively.

The Company has invested in corporate-owned life insurance policies to assist in meeting the obligation under these programs, including a $55 million cash contribution in 2004. The policies are held in a rabbi trust and are recorded as assets of the Company.

NOTE 11. Shareholders' Equity

Common Shares	2005	2004	2003
Balance July 1	**$ 59,856**	$ 59,143	$ 59,062
Shares issued under stock incentive plans (2005 – 726,224 ; 2004 – 1,425,321; 2003 – 168,442)	**363**	713	81
Balance June 30	**$ 60,219**	$ 59,856	$ 59,143
Additional Capital			
Balance July 1	**$ 451,891**	$ 389,021	$ 378,918
Shares issued under stock option plans	**1,385**	34,825	1,393
Tax benefit of stock option plans	**16,520**	13,627	1,675
Restricted stock issued	**214**	2,088	852
Shares related to ESOP	**8,209**	12,330	6,183
Balance June 30	**$ 478,219**	$ 451,891	$ 389,021

Retained Earnings	2005	2004	2003
Balance July 1	**$ 2,840,787**	$ 2,584,268	$ 2,473,808
Net income	**604,692**	345,783	196,272
Cash dividends paid on common shares, net of tax benefits	**(92,591)**	(89,264)	(85,812)
Balance June 30	**$ 3,352,888**	$ 2,840,787	$ 2,584,268
Unearned Compensation Related to ESOP			
Balance July 1	**$ (48,868)**	$ (63,418)	$ (79,474)
Unearned compensation related to ESOP debt guarantee	**12,050**	14,550	16,056
Balance June 30	**$ (36,818)**	$ (48,868)	$ (63,418)
Deferred Compensation Related to Stock Options			
Balance July 1 and June 30	**$ 2,347**	$ 2,347	$ 2,347
Accumulated Other Comprehensive Income (Loss)			
Balance July 1	**$ (311,710)**	$ (445,982)	$ (247,497)
Foreign currency translation	**13,138**	34,487	99,029
Unrealized (loss) gain on marketable securities (net of tax of: 2005 – $6,451; 2004 – $4,979; 2003 – $16)	**(10,706)**	8,262	(27)
Realized loss (gain) on marketable securities (net of tax of: 2005 – $7; 2004 – $1,802)	**9**	(2,990)	
Minimum pension liability (net of tax of: 2005 – $93,127; 2004 – $44,464; 2003 – $127,558)	**(154,377)**	94,513	(297,487)
Unrealized (loss) on cash flow hedges (net of tax of: 2005 – $4,410)	**(7,318)**		
Balance June 30	**$ (470,964)**	$ (311,710)	$ (445,982)
Common Stock in Treasury			
Balance July 1	**$ (11,849)**	$ (4,468)	$ (3,648)
Shares purchased at cost (2005 – 1,000,000; 2004 – 224,891; 2003 – 45,000)	**(61,781)**	(12,691)	(1,696)
Shares issued under stock option plans (2005 – 413,582; 2004 – 135,291; 2003 – 14,522)	**23,779**	6,021	538
Restricted stock issued (surrendered)	**4,107**	(711)	338
Balance June 30	**$ (45,744)**	$ (11,849)	$ (4,468)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Shares surrendered upon exercise of stock options: 2005 – 655,385; 2004 – 737,594; 2003 – 111,538.

SHARE REPURCHASES – The Company has a program to repurchase up to 1 million of the Company's common shares per fiscal year on the open market, at prevailing prices, including the systematic repurchase of no less than $10 million in common shares each fiscal quarter. At June 30, 2005, the remaining authorization to repurchase was 1.78 million shares. Repurchases are primarily funded from operating cash flows, and the shares are initially held as treasury stock.

NOTE 12. Stock Incentive Plans

EMPLOYEES' STOCK OPTIONS – The Company's incentive plan provides for the granting of nonqualified options to officers and key employees to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date options are granted. Outstanding options generally are exercisable either one or two years after the date of grant and expire no more than ten years after grant.

The Company derives a tax deduction measured by the excess of the market value over the option price at the date nonqualified options are exercised. The related tax benefit is credited to Additional capital.

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company continues to account for its stock option and stock incentive plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and makes no charges against capital with respect to options granted. See Note 1 on page 29 for disclosure of pro forma information regarding Net income and Earnings per share determined as if the Company had accounted for its stock options under the fair value method.

The fair values for the significant options granted in 2005, 2004 and 2003 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Aug/04	Aug/03	Aug/02
Risk-free interest rate	**3.50%**	3.4%	3.3%
Expected life of option	**4.2 yrs**	4.4 yrs	4.6 yrs
Expected dividend yield of stock	**1.7%**	1.7%	1.6%
Expected volatility of stock	**32.7%**	36.8%	38.0%

Options exercisable and shares available for future grant on June 30:

	2005	2004	2003
Options exercisable	**5,445,970**	4,957,612	4,898,070
Weighted-average option price per share of options exercisable	**$ 41.88**	$ 39.95	$37.57
Weighted-average fair value of options granted during the year	**$ 14.97**	$ 14.38	$12.68
Shares available for grant	**8,552,300**	9,594,980	525,951

A summary of the status and changes of shares subject to options and the related average price per share follows:

	Shares Subject To Options	Average Option Price Per Share
Outstanding June 30, 2003	8,317,257	$ 39.08
Granted	2,347,725	47.43
Exercised	(2,270,221)	36.75
Canceled	(95,392)	
Outstanding June 30, 2004	8,299,369	$ 42.03
Granted	**1,728,775**	**55.17**
Exercised	**(1,776,432)**	**39.28**
Canceled	**(101,003)**	
Outstanding June 30, 2005	**8,150,709**	**$ 45.31**

The range of exercise prices and the remaining contractual life of options as of June 30, 2005 were:

Range of exercise prices	$24-$36	$39-$45	$47-$75
Options outstanding:			
Outstanding as of June 30, 2005	951,672	3,413,974	3,785,063
Weighted-average remaining contractual life	4.2 yrs	6.1 yrs	8.4 yrs
Weighted-average exercise price	$33.40	$42.40	$50.93
Options exercisable:			
Outstanding as of June 30, 2005	951,672	3,413,974	1,080,324
Weighted-average remaining contractual life	4.2 yrs	6.1 yrs	7.9 yrs
Weighted-average exercise price	$33.40	$42.40	$47.70

RESTRICTED STOCK – Restricted stock was issued under the Company's 2003 and 1993 Stock Incentive Program to certain key employees under the Company's 2002-03-04, 2001-02-03 and 2000-01-02 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company's common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each 3-year Plan. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

Restricted Shares for LTIP Plan

	2005	2004	2003
Number of shares issued	**66,393**	19,566	18,953
Average share value on date of issuance	**$ 60.52**	$ 47.29	$ 41.20
Total value	**$ 4,018**	$ 925	$ 781

Under the Company's 2003-04-05 LTIP a payout of shares of restricted stock from the Company's 2003 Stock Incentive Program will be issued to certain key employees in 2006. The balance of the 2003-04-05 LTIP payout will be made as deferred cash compensation (if elected by the participant) or in cash. The total payout, valued at $12,118 has been accrued over the three years of the plan.

In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 2005, 2004 and 2003, 3,132, 9,382 and 12,679 shares, respectively, were issued in lieu of directors' fees.

NON-EMPLOYEE DIRECTORS' STOCK OPTIONS – The Company's Non-employee Directors' Stock Incentive Plan provides for the granting of nonqualified options to non-employee directors to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date the options are granted. Outstanding options are exercisable either one or two years after the date of grant and expire no more than ten years after grant.

A summary of the status and changes of shares subject to options and the related average price per share follows:

	Shares Subject To Options	Average Option Price Per Share
Outstanding June 30, 2003	55,013	$ 39.40
Granted	16,965	48.94
Exercised	(9,500)	32.38
Outstanding June 30, 2004	62,478	$ 43.06
Granted	**39,095**	**56.29**
Exercised	**(13,663)**	**44.05**
Outstanding June 30, 2005	**87,910**	**$ 48.79**

As of June 30, 2005, 42,815 options were exercisable and 246,655 shares were available for grant.

At June 30, 2005, the Company had 17,082,161 common shares reserved for issuance in connection with its stock incentive plans.

NOTE 13. Shareholders' Protection Rights Agreement

The Board of Directors of the Company declared a dividend of one Right for each share of Common Stock outstanding on February 17, 1997 in relation to the Company's Shareholder Protection Rights Agreement. As of June 30, 2005, 119,693,513 shares of Common Stock were reserved for issuance under this Agreement. Under certain conditions involving acquisition of or an offer for 15 percent or more of the Company's Common Stock, all holders of Rights, except an acquiring entity, would be entitled to purchase, at an exercise price of $100, a value of $200 of Common Stock of the Company or an acquiring entity, or at the option of the Board, to exchange each Right for one share of Common Stock. The Rights remain in existence until February 17, 2007, unless earlier redeemed (at one cent per Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Rights will cause substantial dilution to the person attempting the business combination. The Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Rights may be redeemed.

NOTE 14. Research and Development

Research and development costs amounted to $165,331 in 2005, $143,023 in 2004 and $122,013 in 2003. These amounts include both costs incurred by the Company related to independent research and development initiatives as well as costs incurred in connection with research and development contracts. Customer reimbursements included in the total cost for each of the respective years were $34,757, $48,435 and $29,561.

NOTE 15. Contingencies

The Company is involved in various litigation arising in the normal course of business, including proceedings based on product liability claims, workers' compensation claims and alleged violations of various environmental laws. The Company is self-insured in the U.S. for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third party insurance applies. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings will not have a material adverse effect on the Company's liquidity, financial condition or results of operations.

ENVIRONMENTAL – The Company is currently responsible for environmental remediation at 31 manufacturing facilities presently or formerly operated by the Company and has been named as a "potentially responsible party," along with other companies, at two off-site waste disposal facilities and three regional sites.

As of June 30, 2005, the Company has a reserve of $20,612 for environmental matters, which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company's liability in proportion to other responsible parties. This reserve is net of $3,363 for discounting, primarily at a 4.5 percent discount rate, a portion of the costs at 30 locations to operate and maintain remediation treatment systems as well as gauge treatment system effectiveness through monitoring and sampling over periods up to 30 years.

The Company's estimated total liability for the above mentioned sites ranges from a minimum of $20,612 to a maximum of $66,517. The actual costs to be incurred by the Company will be dependent on final determination of remedial action required, negotiations with federal and state agencies, changes in regulatory requirements and technology innovation, the effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or third party recoveries.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 16. Quarterly Information (Unaudited)

2005 (a)	1st	2nd	3rd	4th	Total
Net sales	**$ 1,919,968**	**$ 1,942,887**	**$ 2,141,708**	**$ 2,210,532**	**$ 8,215,095**
Gross profit	**409,569**	**396,530**	**428,824**	**472,061**	**1,706,984**
Income from continuing operations	**130,533**	**113,853**	**142,175**	**161,412**	**547,973**
Net income	**132,783**	**171,127**	**139,370**	**161,412**	**604,692**
Diluted earnings per share from continuing operations	**1.09**	**.94**	**1.18**	**1.34**	**4.55**
Net diluted earnings per share	**1.11**	**1.41**	**1.15**	**1.34**	**5.02**

2004 (b)	1st	2nd	3rd	4th	Total
Net sales	$ 1,562,105	$ 1,593,340	$ 1,879,057	$ 1,964,259	$ 6,998,761
Gross profit	279,223	279,538	352,760	414,946	1,326,467
Income from continuing operations	54,387	53,494	105,740	122,552	336,173
Net income	56,691	55,771	107,848	125,473	345,783
Diluted earnings per share from continuing operations	.46	.45	.88	1.02	2.82
Net diluted earnings per share	.48	.47	.90	1.05	2.91

Diluted earnings per share are computed independently for each of the quarters presented, therefore, the sum of the quarterly diluted earnings per share may not equal the total computed for the year.

(a) Income from continuing operations for the first quarter include a $1,459 charge ($910 after-tax or $.01 per diluted share) related to business realignment costs. Income from continuing operations for the second quarter include a $1,056 charge ($659 after-tax or $.01 per diluted share) related to business realignment costs. Income from continuing operations for the third quarter include a $6,267 charge ($3,911 after-tax or $.03 per diluted share) related to business realignment costs. Income from continuing operations for the fourth quarter include a $5,481 charge ($3,420 after-tax or $.03 per diluted share) related to business realignment costs. Net income for the second quarter includes an after-tax gain of $55,352 ($.47 per diluted share) related to the divestiture of a business. Net income for the third quarter includes an after-tax loss of $2,805 ($.03 per diluted share) resulting from additional accounting adjustments related to the gain on the divestiture of a business.

(b) Results for the first quarter include a $6,940 charge ($4,650 after-tax or $.04 per diluted share) related to business realignment costs. Results for the second quarter include a $3,654 charge ($2,448 after-tax or $.02 per diluted share) related to business realignment costs. Results for the third quarter include a $1,542 charge ($1,025 after-tax or $.01 per diluted share) related to business realignment costs. Results for the fourth quarter include a $3,010 charge ($2,017 after-tax or $.02 per diluted share) related to business realignment costs, a $1,033 goodwill impairment charge ($682 after-tax or $.01 per diluted share) and a gain of $9,973 ($6,223 after-tax or $.05 per diluted share) related to the divestiture of a business.

NOTE 17. Stock Prices and Dividends (Unaudited)

(In dollars)		1st	2nd	3rd	4th	Full Year
2005	**High**	**$ 59.42**	**$ 78.42**	**$ 76.23**	**$ 62.98**	**$ 78.42**
	Low	**53.14**	**58.65**	**59.12**	**56.80**	**53.14**
	Dividends	**.190**	**.190**	**.200**	**.200**	**.780**
2004	High	$ 50.85	$ 59.80	$ 61.00	$ 59.96	$ 61.00
	Low	40.76	44.57	53.50	51.73	40.76
	Dividends	.190	.190	.190	.190	.760
2003	High	$ 47.30	$ 48.20	$ 48.93	$ 45.84	$ 48.93
	Low	35.95	34.52	35.82	38.00	34.52
	Dividends	.180	.180	.190	.190	.740

Common Stock Listing: New York Stock Exchange, Stock Symbol PH

ELEVEN-YEAR FINANCIAL SUMMARY

	2005	2004	2003	2002
Net sales	**$ 8,215,095**	$ 6,998,761	$ 6,311,693	$ 6,149,122
Cost of sales	**6,508,111**	5,672,294	5,246,417	5,116,570
Selling, general and administrative expenses	**872,113**	775,502	694,815	686,485
Goodwill impairment loss		1,033		39,516
Interest expense	**67,030**	73,219	81,407	82,484
Income taxes	**208,500**	143,953	96,160	87,886
Income – continuing operations	**547,973**	336,173	191,837	130,150
Net income	**604,692**	345,783	196,272	130,150
Basic earnings per share – continuing operations	**4.61**	2.86	1.65	1.13
Diluted earnings per share – continuing operations	**4.55**	2.82	1.64	1.12
Basic earnings per share	**5.09**	2.94	1.69	1.13
Diluted earnings per share	**$ 5.02**	$ 2.91	$ 1.68	$ 1.12
Average number of shares outstanding – Basic	**118,795**	117,708	116,382	115,409
Average number of shares outstanding – Diluted	**120,449**	119,006	116,895	116,061
Cash dividends per share	**$ .780**	$ .760	$ .740	$ .720
Net income as a percent of net sales	**7.4%**	4.9%	3.1%	2.1%
Return on average assets	**9.2%**	5.7%	3.3%	2.3%
Return on average equity	**19.1%**	12.6%	7.7%	5.1%
Book value per share	**$ 28.14**	$ 25.24	$ 21.63	$ 22.26
Working capital	**$ 1,449,945**	$ 1,252,797	$ 947,690	$ 875,781
Ratio of current assets to current liabilities	**2.1**	2.0	1.7	1.6
Plant and equipment, net	**$ 1,591,917**	$ 1,585,989	$ 1,652,158	$ 1,696,965
Total assets	**6,898,961**	6,235,233	5,967,214	5,752,583
Long-term debt	**938,424**	953,796	966,332	1,088,883
Shareholders' equity	**$ 3,340,147**	$ 2,982,454	$ 2,520,911	$ 2,583,516
Debt to debt-equity percent	**22.5%**	24.9%	35.6%	36.8%
Depreciation	**$ 247,215**	$ 241,173	$ 247,983	$ 231,235
Capital expenditures	**$ 156,567**	$ 140,138	$ 158,073	$ 206,564
Number of employees	**50,638**	48,099	46,449	48,176
Number of shareholders	**54,632**	54,683	51,154	53,001
Number of shares outstanding at year-end	**118,689**	118,168	116,526	116,051

NET SALES
Millions of Dollars


9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
95
96
97
98
99
00
01
02
03
04
05

NET INCOME
Millions of Dollars


630
560
490
420
350
280
210
140
70
95
96
97
98
99
00
01
02
03
04
05

DILUTED EARNINGS PER SHARE
Dollars


6.30
5.60
4.90
4.20
3.50
2.80
2.10
1.40
0.70
95
96
97
98
99
00
01
02
03
04
05

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2001	2000	1999	1998	1997	1996	1995
$ 5,979,604	$ 5,385,618	$ 4,986,696	$ 4,658,229	$ 4,113,339	$ 3,586,448	$ 3,214,370
4,728,156	4,186,850	3,897,266	3,576,198	3,175,246	2,756,343	2,448,264
679,963	575,906	550,681	532,134	475,180	425,449	384,581
95,775	59,183	63,697	52,787	46,659	36,667	30,922
187,391	193,955	167,193	180,762	150,828	134,812	130,169
340,792	368,232	310,501	319,551	274,039	239,667	218,238
340,792	368,232	310,501	319,551	274,039	239,667	218,238
2.98	3.34	2.85	2.88	2.46	2.15	1.97
2.96	3.31	2.83	2.85	2.44	2.14	1.96
2.98	3.34	2.85	2.88	2.46	2.15	1.97
$ 2.96	$ 3.31	$ 2.83	$ 2.85	$ 2.44	$ 2.14	$ 1.96
114,305	110,331	108,800	110,869	111,602	111,261	110,576
115,064	111,245	109,679	111,959	112,518	112,189	111,149
$ .700	$ .680	$ .640	$ .600	$ .506	$ .480	$ .453
5.7%	6.8%	6.2%	6.9%	6.7%	6.7%	6.8%
6.8%	8.8%	8.6%	9.8%	9.3%	9.2%	10.3%
14.1%	17.7%	17.6%	19.8%	18.7%	18.6%	20.2%
$ 21.99	$ 20.31	$ 17.03	$ 15.32	$ 13.87	$ 12.42	$ 10.73
$ 783,233	$ 966,810	$ 1,020,171	$ 791,305	$ 783,550	$ 635,242	$ 593,761
1.6	1.8	2.4	1.8	2.1	1.8	1.9
$ 1,548,688	$ 1,340,915	$ 1,200,869	$ 1,135,225	$ 1,020,743	$ 991,777	$ 815,771
5,337,661	4,646,299	3,705,888	3,524,821	2,998,946	2,887,124	2,302,209
857,078	701,762	724,757	512,943	432,885	439,797	237,157
$ 2,528,915	$ 2,309,458	$ 1,853,862	$ 1,683,450	$ 1,547,301	$ 1,383,958	$ 1,191,514
35.7%	31.0%	29.8%	31.6%	24.5%	30.7%	21.9%
$ 200,270	$ 167,356	$ 164,577	$ 153,633	$ 146,253	$ 126,544	$ 110,527
$ 334,748	$ 230,482	$ 230,122	$ 236,945	$ 189,201	$ 201,693	$ 151,963
46,302	43,895	38,928	39,873	34,927	33,289	30,590
50,731	47,671	39,380	44,250	43,014	35,403	35,629
114,989	113,707	108,846	109,873	111,527	111,438	111,003

TOTAL ASSETS
Millions of Dollars


7,200
6,400
5,600
4,800
4,000
3,200
2,400
1,600
800
95
96
97
98
99
00
01
02
03
04
05

LONG-TERM DEBT
Millions of Dollars


7,200
6,400
5,600
4,800
4,000
3,200
2,400
1,600
800
95
96
97
98
99
00
01
02
03
04
05

SHAREHOLDERS' EQUITY
Millions of Dollars


7,200
6,400
5,600
4,800
4,000
3,200
2,400
1,600
800
95
96
97
98
99
00
01
02
03
04
05

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Parker Hannifin Corporation:

We have completed an integrated audit of Parker Hannifin Corporation's 2005 consolidated financial statements and of its internal control over financial reporting as of June 30, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and cash flows present fairly, in all material respects, the financial position of Parker Hannifin Corporation and its subsidiaries (the "Company") at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of June 30, 2005 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded six entities from its assessment of internal control over financial reporting as of June 30, 2005 because they were acquired by the Company in purchase business combinations during the year ended June 30, 2005. We have also excluded these six entities from our audit of internal control over financial reporting. The excluded acquisitions are wholly-owned subsidiaries whose total assets and total revenues represent 3.0% and 2.8%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2005.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cleveland, Ohio
August 15, 2005

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

We assessed the effectiveness of our internal control over financial reporting as of June 30, 2005. We have excluded six entities from our evaluation of internal control over financial reporting as of June 30, 2005 because the entities were acquired in purchase business combinations during the year ended June 30, 2005. On a combined basis, the entities represent approximately 3.0% of total assets and 2.8% of total revenues as of and for the fiscal year ended June 30, 2005. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. We concluded that based on its assessment, the Company's internal control over financial reporting was effective as of June 30, 2005.

Our assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.




Donald E. Washkewicz
Chairman and
Chief Executive Officer

Timothy K. Pistell
Executive Vice President – Finance
and Administration and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

Forward-looking statements contained in this Annual Report and other written reports and oral statements are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, earnings projections, events or developments are forward-looking statements. It is possible that the Company's future performance and earnings projections of the Company may differ materially from current expectations, depending on economic conditions within both its industrial and aerospace markets, and the Company's ability to achieve anticipated benefits associated with announced realignment activities, strategic initiatives to improve operating margins and growth and innovation initiatives. A change in economic conditions in individual markets may have a particularly volatile effect on segment performance. Among other factors which may affect future performance are:

- Changes in business relationships with and purchases by or from major customers or suppliers, including delays or cancellations in shipments,
- Uncertainties surrounding timing, successful completion or integration of acquisitions,
- Threats associated with and efforts to combat terrorism,
- Competitive market conditions and resulting effects on sales and pricing,
- Increases in raw material costs that cannot be recovered in product pricing,
- The Company's ability to manage costs related to insurance and employee retirement and health care benefits, and
- Global economic factors, including manufacturing activity, air travel trends, currency exchange rates, difficulties entering new markets and general economic conditions such as interest rates.

The Company undertakes no obligation to update or publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Report.

BOARD OF DIRECTORS

Chairman of the Board

DONALD E. WASHKEWICZ
Chairman and Chief Executive Officer
Parker-Hannifin Corporation
Age: 55
Director since 2000
Chairman since 2004

Directors

DUANE E. COLLINS
Consultant, Former Chairman of the Board
Parker-Hannifin Corporation
Age: 69
Director since 1992

WILLIAM E. KASSLING 1, 3
Chairman of the Board
Wabtec Corporation
(services for the rail industry)
Age: 61
Director since 2001

ROBERT J. KOHLHEPP 1, 4
Vice Chairman
Cintas Corporation
(uniform rental)
Age: 61
Director since 2002

DR. PETER W. LIKINS 1, 2
President, University of Arizona
Age: 69
Director since 1989

GIULIO MAZZALUPI 3, 4
Former President, Chief Executive Officer
and Director (Retired)
Atlas Copco AB
(industrial manufacturing)
Age: 64
Director since 1999

KLAUS-PETER MÜLLER 3, 4
Chairman of the Board of Managing Directors
Commerzbank AG
Age: 61
Director since 1998

CANDY M. OBOURN 1, 3
Sr. VP, General Manager
Film Capture, Digital and Film Imaging Systems
Eastman Kodak Company
(photography & digital imaging)
Age: 55
Director since 2002

HECTOR R. ORTINO 1, 4
Chairman and Chief Executive Officer
Ferro Corporation
(manufacturer of specialty materials)
Age: 63
Director since 1997

ALLAN L. RAYFIELD 2, 3
Former President, Chief Executive Officer
and Director (Retired)
M/A-COM, Inc.
(microwave manufacturing)
Age: 70
Director since 1984

JOSEPH M. SCAMINACE 2, 3
President and Chief Executive Officer
OM Group, Inc.
(metal-based specialty chemicals)
Age: 52
Director since 2004

WOLFGANG R. SCHMITT 1, 2
Chief Executive Officer
Trends 2 Innovation
(strategic growth consultants)
Age: 61
Director since 1992

DEBRA L. STARNES 2, 4
Advisory Board Member
Invest Linc Energy Capital Fund
(investment fund)
Age: 52
Director since 1997

MARKOS I. TAMBAKERAS 2, 3
Chairman, President and Chief Executive Officer
Kennametal, Inc.
(global tooling solutions supplier)
Age: 55
Director since 2005

NICKOLAS W. VANDE STEEG
President and Chief Operating Officer
Parker-Hannifin Corporation
Age: 62
Director since 2004

Committees of the Board

(1) AUDIT
Chairman: H. R. Ortino

(2) MANAGEMENT DEVELOPMENT AND COMPENSATION
Chairman: W. R. Schmitt

(3) CORPORATE GOVERNANCE AND NOMINATING
Chairman: A. L. Rayfield

(4) FINANCE
Chairman: R. J. Kohlhepp

Parker commemorated 40 years as a New York Stock Exchange listed company by ringing the closing bell on April 21, 2005. *Shown below, Parker's Board of Directors.*

Left to right: Duane Collins, Former Chairman of the Board; Klaus-Peter Müller, Commerzbank AG; Debra Starnes, Invest Linc Energy Capital Fund; Markos Tambakeras, Kennametal, Inc.; *Cathy Kinney, President New York Stock Exchange; Joseph Scaminace,* OM Group, Inc.; Don Washkewicz, Chairman & Chief Executive Officer; Nick Vande Steeg, President & Chief Operating Officer; Giulio Mazzalupi, Atlas Copco AB (retired); Robert Kohlhepp, Cintas Corporation; William Kassling, Wabtec Corporation; Hector Ortino, Ferro Corporation; Wolfgang Schmitt, Trends 2 Innovation; Allan Rayfield, M/A-COM, Inc. (retired).


PH
NYSE
APRIL
21

CORPORATE MANAGEMENT

DONALD E. WASHKEWICZ
Chairman and Chief Executive Officer
Age: 55
Years of Parker service: 33

NICKOLAS W. VANDE STEEG
President and Chief Operating Officer
Age: 62
Years of Parker service: 33

JOHN D. MYSLENSKI
Executive Vice President –
Sales, Marketing and
Operations Support
Age: 54
Years of Parker service: 32

TIMOTHY K. PISTELL
Executive Vice President –
Finance and Administration
and Chief Financial Officer
Age: 58
Years of Parker service: 36

LEE C. BANKS
Vice President and President –
Hydraulics Group
Age: 42
Years of Parker service: 13

ROBERT P. BARKER
Vice President and President –
Aerospace Group
Age: 55
Years of Parker service: 32

ROBERT W. BOND
Vice President and President –
Fluid Connectors Group
Age: 48
Years of Parker service: 28

LYNN M. CORTRIGHT
Vice President and President –
Climate & Industrial Controls Group
Age: 64
Years of Parker service: 40

DANA A. DENNIS
Vice President and Controller
Age: 57
Years of Parker service: 26

HEINZ DROXNER
Vice President and President –
Seal Group
Age: 60
Years of Parker service: 32

WILLIAM G. ELINE
Vice President –
Chief Information Officer
Age: 49
Years of Parker service: 26

PAMELA J. HUGGINS
Vice President and Treasurer
Age: 51
Years of Parker service: 21

MARWAN M. KASHKOUSH
Corporate Vice President –
Worldwide Sales and Marketing
Age: 51
Years of Parker service: 27

M. CRAIG MAXWELL
Vice President –
Technology and Innovation
Age: 47
Years of Parker service: 9

JOHN K. OELSLAGER
Vice President and President –
Filtration Group
Age: 62
Years of Parker service: 38

THOMAS A. PIRAINO, JR.
Vice President, General Counsel
and Secretary
Age: 56
Years of Parker service: 23

DANIEL S. SERBIN
Vice President –
Human Resources
Age: 51
Years of Parker service: 25

ROGER S. SHERRARD
Vice President and President –
Automation Group
Age: 39
Years of Parker service: 16

THOMAS L. WILLIAMS
Vice President and President –
Instrumentation Group
Age: 46
Years of Parker service: 2

CORPORATE INFORMATION

Ethical Conduct

Observing high ethical standards has contributed to Parker Hannifin's reputation for excellence. The Company Code of Ethics requires compliance with all relevant laws, while acting with honesty, fairness and integrity. Parker is committed to meeting its ethical obligations to customers and suppliers, fellow employees, shareholders and the public.

Equal Opportunity

Parker Hannifin Corporation is an affirmative action/equal opportunity employer that extends its commitment beyond equal opportunity and nondiscriminatory practices to take positive steps to create an inclusive, and empowered employee environment.

It is the policy of Parker Hannifin Corporation to provide all employees with a working environment free from all forms of discrimination and harassment. Further, Parker Hannifin will not tolerate discrimination or harassment against any person for any reason.

Parker Hannifin Corporation's policy is to make all employment decisions on the basis of an individual's job related qualifications, abilities, and performance – not on the basis of personal characteristics unrelated to successful job performance.

Annual Meeting

The 2005 Annual Meeting of Shareholders will be held on Wednesday, October 26, 2005, at Parker Hannifin Corporate Headquarters, 6035 Parkland Blvd., Mayfield Heights, Ohio 44124-4141, at 9:00 a.m. Eastern Daylight Time. Telephone (216) 896-2704.

Form 10-K

Shareholders may request a free copy of Parker Hannifin's Annual Report to the Securities and Exchange Commission on Form 10-K by writing to the Secretary, Parker Hannifin Corporation, 6035 Parkland Blvd., Cleveland, Ohio 44124-4141.

Transfer Agent & Registrar

National City Bank
Department 5352, Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
Telephone (800) 622-6757

shareholder.inquiries@nationalcity.com
www.nationalcitystocktransfer.com

Dividend Reinvestment Plan

Parker Hannifin provides a Dividend Reinvestment Plan for its shareholders. Under the Plan, Parker pays all bank service charges and brokerage commissions. Supplemental cash payments are also an option. For information, contact:

National City Bank
Corporate Trust Administration
P.O. Box 94946
Cleveland, Ohio 44106-4946
Telephone (800) 622-6757

shareholder.inquiries@nationalcity.com
www.nationalcitystocktransfer.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, Cleveland, Ohio



Office of the Chief Executive

Pictured left to right: **Jack Myslenski**, Executive Vice President – Sales, Marketing & Operations Support; **Nick Vande Steeg**, President & Chief Operating Officer; **Tim Pistell**, Executive Vice President & Chief Financial Officer; **Don Washkewicz**, Chairman & Chief Executive Officer.

Group Presidents and Officers



Presidents, left to right (above):
Heinz Droxner, Seal;
Ricardo Machado, Latin America;
John Oelslager, Filtration;
Lynn Cortright, Climate & Industrial Controls;
Bob Bond, Fluid Connectors;
Bob Barker, Aerospace;
Joe Vicic, Asia Pacific;
Roger Sherrard, Automation;
Lee Banks, Hydraulics;
Tom Williams, Instrumentation.

Corporate Officers



Left to right:
Craig Maxwell, Vice President – Technology and Innovation;
Marwan Kashkoush, Corporate Vice President – Worldwide Sales & Marketing;
Pam Huggins, Vice President and Treasurer;
Dana Dennis, Vice President and Controller;
Bill Eline, Vice President – Chief Information Officer;
Dan Serbin, Vice President – Human Resources;
Tom Piraino, Vice President, General Counsel and Secretary.

Parker Hannifin Corporation
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141
(216) 896-3000

Product Information & Distributor Locations
North America: 1-800-C-PARKER (1-800-272-7537)
Europe: 00800-C-PARKER-H (0800-2727-5374)

Stock and Investor Information
New York Stock Exchange listed, ticker symbol: PH
On the Internet at: www.phstock.com

Worldwide Capabilities
Parker Hannifin is the world's leading diversified manufacturer of motion and control technologies and systems. The company's engineering expertise spans the core motion technologies – electromechanical, hydraulic and pneumatic – with a full complement of fluid control systems, software and electronic controls; filtration systems; and instrumentation and sealing technologies.

See our capabilities online at: www.parker.com

Analyst Contact
Pamela J. Huggins, Vice President & Treasurer
(216) 896-2240
phuggins@parker.com

Media Contact
Christopher M. Farage, Vice President – Corporate Communications
(216) 896-2750
cfarage@parker.com

Career Opportunities
Search for job openings and apply online at:
http://jobsearch.parker.newjobs.com

PH
LISTED
NYSE.



Key Products
- Flight control systems and components
- Hydraulic systems and components
- Fuel systems and components
- Pneumatic systems and components
- Inert oxygen generating systems
- Fluid metering, delivery and atomization devices
- Wheels and brakes
- Couplings, fittings, hoses and tubes



Key Products
- Pneumatic motion and control
- Air preparation
- Vacuum controls and sensors
- Electromechanical stepper and servo motors, drives, and controls
- Human machine interface
- Electric actuators, gantry robots, slides and linear motors
- Structural extrusion



Key Products
- Pressure regulators
- Check, ball and service valves
- Value-added systems
- Thermostatic and expansion valves
- Electronic controllers
- Contaminant controls
- Heating/air conditioning hose
- Gerotors



Key Products
- Hydraulic, lubrication and coolant filters
- Process, chemical, water and microfiltration filters
- Compressed air and gas purification filters
- Condition monitoring
- Analytical gas generators
- Nitrogen, hydrogen and zero air generators
- Engine air, fuel, oil filtration and systems





Key Products
- Rubber and thermoplastic hose
- Industrial hose
- Tube fittings and adaptors
- Tubing and plastic fittings
- Brass fittings and valves
- Hose couplings
- Quick disconnects



Key Products
- Hydraulic cylinders and accumulators
- Hydraulic valves and controls
- Hydraulic motors and pumps
- Power take-offs
- Hydraulic systems



Key Products
- *Medium/high pressure fittings and valves*
- Instrumentation fittings, valves, manifolds and regulators
- High purity fittings, valves and regulators
- Fluoropolymer fittings, valves, pumps and regulators
- *Analytical systems*



Key Products
- Elastomeric O-rings
- Homogeneous and inserted elastomeric shapes and diaphragms
- *Metal and plastic retained composite seals*
- Polymeric and plastic dynamic seals
- Rubber and plastic boots/bellows
- Extruded and precision-cut/fabricated elastomeric seals
- *Thermoplastic engineered seals*

Aerospace



Robert P. Barker
President

Key Markets
- Commercial transports
- Military aircraft
- Regional transports
- Aircraft engines
- Business and general aviation

Automation



Roger S. Sherrard
President

Key Markets
- Factory automation
- Transportation and automotive
- Life sciences and medical
- Machine tools
- Semiconductor and electronics

Climate & Industrial Controls



Lynn M. Cortright
President

Key Markets
- Refrigeration and air conditioning
- Transportation/mobile
- Process
- Industrial machinery
- Medical/life sciences
- Fuel cells
- Precision cooling

Filtration



John K. Oelslager
President

Key Markets
- Industrial machinery
- Process
- Mobile
- Marine
- Oil & gas
- Power generation and energy
- Transportation
- Food and beverage

Fluid Connectors



Robert W. Bond
President

Key Markets
- Construction machinery
- Agriculture
- Transportation
- Mobile
- Industrial machinery
- Oil & gas

Hydraulics



Lee C. Banks
President

Key Markets
- Construction machinery
- Agriculture
- Industrial machinery
- Oil & gas
- Truck hydraulics
- Power generation and energy

Instrumentation



Thomas L. Williams
President

Key Markets
- Power generation
- Oil & gas
- Petrochemical
- Microelectronics
- Biopharmaceutical

Seal



Heinz Droxner
President

Key Markets
- Transportation
- Energy, oil & gas
- Semiconductor
- Aerospace
- Fluid power
- Life sciences
- Telecommunications

ANYTHING POSSIBLE



Parker Hannifin Corporation
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141
216.896.3000, www.parker.com